SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 1, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim Financial Statements as of March 31, 2024 together with the reports on review of interim Financial Statements

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2024

CONTENT

Cover sheet

Condensed consolidated interim Financial Statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Business combinations
Note 12: Investments in associates and joint arrangements
Note 13: Other non-financial assets
Note 14: Related parties
Note 15: Deposits
Note 16: Other financial liabilities
Note 17: Provisions
Note 18: Other non-financial liabilities
Note 19: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 20: Disclosures by operating segment
Note 21: Income tax
Note 22: Commissions income
Note 23: Differences in quoted prices of gold and foreign currency
Note 24: Other operating income
Note 25: Employee benefits
Note 26: Administrative expenses
Note 27: Other operating expenses
Note 28: Additional disclosures in the statement of cash flows
Note 29: Capital stock

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2024

CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)
Note 30: Earnings per share – Dividends
Note 31: Deposit guarantee insurance
Note 32: Restricted assets
Note 33: Trust activities
Note 34: Compliance with CNV regulations
Note 35: Accounting items that identify the compliance with minimum cash requirements
Note 36: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 37: Corporate bonds issuance
Note 38: Off balance sheet transactions
Note 39: Tax and other claims
Note 40: Restriction on dividends distribution
Note 41: Capital management, corporate governance transparency policy and risk management
Note 42: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 43: Events after reporting period
Note 44: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements
Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

Reports
Review report on condensed consolidated interim Financial Statements
Review report on condensed separate interim Financial Statements

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	03/31/2024	12/31/2023
ASSETS
Cash and deposits in banks	10		1,149,471,536	1,824,170,723
Cash			340,203,859	602,480,860
Central Bank of Argentina			451,327,319	782,287,420
Other local and foreign entities			357,446,165	439,317,478
Other			494,193	84,965
Debt securities at fair value through profit or loss	5 and 10		4,332,994,812	2,656,588,170
Derivative financial instruments	10		57,581,453	19,928,075
Repo transactions	10		279,193,344	933,357,661
Other financial assets	6, 8 and 10	R	228,230,854	305,338,273
Loans and other financing	7, 8 and 10	B, C, D and R	2,500,584,654	2,780,228,296
Non-financial public sector			2,817,424	7,151,596
Other financial entities			19,637,132	15,109,236
Non-financial private sector and foreign residents			2,478,130,098	2,757,967,464
Other debt securities	8, 9 and 10	R	487,432,217	654,693,190
Financial assets delivered as guarantee	10 and 32		170,194,553	201,493,758
Current income tax assets	21		1,032,604	1,330,893
Equity instruments at fair value through profit or loss	10		3,318,120	4,872,886
Investments in associates and joint arrangements	12		2,163,240	2,554,996
Property, plant and equipment		F	542,982,918	540,967,793
Intangible assets		G	110,470,972	113,975,130
Deferred income tax assets	21		1,263,374	1,509,465
Other non-financial assets	13		67,602,081	83,062,393
Non-current assets held for sale			63,549,035	63,512,648
TOTAL ASSETS			9,998,065,767	10,187,584,350

Jorge Pablo Brito
1	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	03/31/2024	12/31/2023
LIABILITIES
Deposits	10 and 15	H and I	5,035,760,917	5,110,022,614
Non-financial public sector			517,845,898	283,685,577
Financial sector			13,371,241	30,605,533
Non-financial private sector and foreign residents			4,504,543,778	4,795,731,504
Liabilities at fair value through profit or loss	10	I	19,867,094	20,962,446
Derivative financial instruments	10	I	5,950,433	4,302,846
Repo transactions	10	I	20,856,886	35,784,780
Other financial liabilities	10 and 16	I	474,250,449	567,811,773
Financing received from the BCRA and other financial institutions	10	I	19,743,387	30,019,635
Issued corporate bonds	10 and 37	I	67,178,933	89,250,730
Current income tax liabilities	21		319,763,735	324,294,904
Subordinated corporate bonds	10 and 37	I	353,562,657	497,665,193
Provisions	17	J and R	11,756,978	13,257,060
Deferred income tax liabilities	21		59,920,664	69,354,198
Other non-financial liabilities	18		249,078,573	324,751,703
TOTAL LIABILITIES			6,637,690,706	7,087,477,882

SHAREHOLDERS’ EQUITY
Capital stock	29		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			866,848,912	866,848,912
Earnings reserved			1,267,024,498	1,267,024,498
Unappropriated retained earnings			891,406,193	924,592
Accumulated other comprehensive income			46,344,907	61,051,279
Net income of the period / fiscal year			275,419,727	890,481,601
Net shareholders’ equity attributable to controlling interests			3,360,113,431	3,099,400,076
Net shareholders’ equity attributable to non-controlling interests			261,630	706,392
TOTAL SHAREHOLDERS’ EQUITY			3,360,375,061	3,100,106,468
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			9,998,065,767	10,187,584,350

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
2	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Interest income		Q	714,764,195	886,738,250
Interest expense		Q	(547,249,362)	(507,937,356)
Net interest income			167,514,833	378,800,894
Commissions income	22	Q	84,190,514	94,222,747
Commissions expense		Q	(10,129,797)	(8,767,761)
Net commissions income			74,060,717	85,454,986
Subtotal (Net interest income plus Net commissions income)			241,575,550	464,255,880
Net gain from measurement of financial instruments at fair value through profit or loss		Q	1,272,438,237	35,664,116
Profit from sold or derecognized assets at amortized cost			21,317	232
Differences in quoted prices of gold and foreign currency	23		80,591,819	142,243,750
Other operating income	24		44,350,195	22,170,085
Credit loss expense on financial assets			(18,857,427)	(13,492,348)
Net operating income			1,620,119,691	650,841,715
Employee benefits	25		(133,391,711)	(91,025,551)
Administrative expenses	26		(68,909,628)	(45,188,578)
Depreciation and amortization of fixed assets		F and G	(24,284,457)	(18,981,293)
Other operating expenses	27		(139,583,636)	(92,454,019)
Operating income			1,253,950,259	403,192,274
Loss from associates and joint arrangements	12		(213,855)	(852,159)
Loss on net monetary position			(888,993,638)	(342,824,588)
Income before tax on continuing operations			364,742,766	59,515,527
Income tax on continuing operations	21.c)		(89,507,301)	(21,594,982)
Net income from continuing operations			275,235,465	37,920,545
Net income of the period			275,235,465	37,920,545
Net income of the period attributable to controlling interests			275,419,727	37,868,540
Net (loss) / income of the period attributable to non-controlling interest			(184,262)	52,005

Jorge Pablo Brito
3	Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Net profit attributable to parent’s shareholders	275,419,727	37,868,540
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	275,419,727	37,868,540
Weighted average of outstanding common shares of the period	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413
Basic earnings per share (in pesos)	430.7384	59.2239

Jorge Pablo Brito
4	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Net income of the period			275,235,465	37,920,545
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(14,063,350)	(822,130)
Foreign currency translation differences of the period			(14,063,350)	(822,130)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(643,022)	(2,402,157)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	6,996,632	(7,293,993)
Adjustment for reclassification of the period			(9,095,229)	3,522,537
Income tax	21.c)		1,455,575	1,369,299
Total other comprehensive loss that will be reclassified to profit or loss of the period			(14,706,372)	(3,224,287)
Total other comprehensive loss			(14,706,372)	(3,224,287)
Total comprehensive income of the period			260,529,093	34,696,258
Total comprehensive income attributable to controlling interests			260,713,355	34,644,253
Total comprehensive (loss) / income attributable to non-controlling interests			(184,262)	52,005

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
5	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	866,848,912	16,921,591	44,129,688	519,629,920	747,394,578	891,406,193	3,099,400,076	706,392	3,100,106,468
Total comprehensive income of the period
- Net income of the period									275,419,727	275,419,727	(184,262)	275,235,465
- Other comprehensive loss of the period					(14,063,350)	(643,022)				(14,706,372)		(14,706,372)
- Other changes											(260,500)	(260,500)
Amount at the end of the period		639,413	12,429,781	866,848,912	2,858,241	43,486,666	519,629,920	747,394,578	1,166,825,920	3,360,113,431	261,630	3,360,375,061

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	866,848,912	2,125,031	(1,976,834)	478,987,599	856,497,096	203,856,604	2,419,407,602	399,884	2,419,807,486
Total comprehensive income of the period
- Net income of the period									37,868,540	37,868,540	52,005	37,920,545
- Other comprehensive loss of the period					(822,130)	(2,402,157)				(3,224,287)		(3,224,287)
Amount at the end of the period		639,413	12,429,781	866,848,912	1,302,901	(4,378,991)	478,987,599	856,497,096	241,725,144	2,454,051,855	451,889	2,454,503,744

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
6	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	03/31/2024	03/31/2023
Cash flows from operating activities
Income of the period before income tax		364,742,766	59,515,527
Adjustment for the total monetary effect of the period		888,993,638	342,824,588
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		24,284,457	18,981,293
Credit loss expense on financial assets		18,857,427	13,492,348
Difference in quoted prices of foreign currency		(33,988,309)	(101,281,063)
Other adjustments		(561,067,564)	259,588,924
Net increase / (decrease) from operating assets:
Debt securities at fair value through profit or loss		(1,558,361,369)	(116,516,133)
Derivative financial instruments		(37,653,378)	200,790
Repo transactions		654,164,317	140,679,974
Loans and other financing
Non-financial public sector		4,334,172	4,951,886
Other financial entities		(4,527,896)	(2,824,127)
Non-financial private sector and foreign residents		259,137,834	104,122,821
Other debt securities	30	141,417,339	516,857,234
Financial assets delivered as guarantee		31,299,205	(867,353)
Equity instruments at fair value through profit or loss		1,554,766	(196,961)
Other assets		93,478,218	(45,446,968)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		234,160,321	(88,385,881)
Financial sector		(17,234,292)	(395,106)
Non-financial private sector and foreign residents		(291,187,726)	(347,869,123)
Liabilities at fair value through profit or loss		(1,095,352)	7,123,201
Derivative financial instruments		1,647,587	378,219
Repo transactions		(14,927,894)	17,401,532
Other liabilities		(169,251,138)	(63,763,293)
Income tax payments		(1,170,031)	(12,371,789)
Total cash from operating activities (A)		27,607,098	706,200,540

Jorge Pablo Brito
7	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	03/31/2024	03/31/2023
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(19,510,370)	(20,234,891)
Other payments related to investing activities		(450,669)
Total cash used in investing activities (B)		(19,961,039)	(20,234,891)
Cash flows from financing activities
Payments:
Dividends	30	(110,373)
Non-subordinated corporate bonds		(2,854,329)	(48,683)
Financing from local financial entities		(5,576,438)
Subordinated corporate bonds			(204,631)
Other payments related to financing activities		(1,503,126)	(1,629,334)
Collections / Incomes:
Non-subordinated corporate bonds			297,410
Financing from local financial entities			6,250,097
Total cash used in financing activities (C)		(10,044,266)	4,664,859
Effect of exchange rate fluctuations (D)		61,331,826	160,813,272
Monetary effect on cash and cash equivalents (E)		(643,273,272)	(686,213,421)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(584,339,653)	165,230,359
Cash and cash equivalents at the beginning of the fiscal year	28	2,099,171,469	3,540,874,459
Cash and cash equivalents at the end of the period	28	1,514,831,816	3,706,104,818

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
8	Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2023, 2022, 2021 and 2020, the Bank in conjunction with other entities of the argentine financial system made contributions in the company Play Digital SA for a total amount of 977,225 (not restated), reaching an equity interest of 9.1886%. In addition, the Bank, through its subsidiary Banco BMA SAU, indirectly owns an interest of 1.4342%, consequently, the interest at a consolidated level amounts to 10.6228%. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On May 18, 2023, Banco Macro SA acquired 100% of Macro Agro SAU (formerly known as Comercio Interior SAU) capital stock at USD 5,218,800 payable with the proceeds of this company’s dividends. The main purpose of this company is grain brokerage. For further information see also Note 11.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 11.

On May 22, 2024, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of March 31, 2024 and December 31, 2023, the deposits held by the Misiones Provincial Government with the Bank amounted to 94,688,779 and 69,484,699 (including 6,841,938 and 7,905,283 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of March 31, 2024 and December 31, 2023, the deposits held by the Salta Provincial Government with the Bank amounted to 80,910,901 and 99,964,508 (including 10,555,369 and 13,315,896, related to court deposits), respectively.

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of March 31, 2024 and December 31, 2023, the deposits held by the Jujuy Provincial Government with the Bank amounted to 54,330,174 and 26,958,667 (including 6,921,715 and 8,335,212, related to court deposits), respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of March 31, 2024 and December 31, 2023, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 131,392,396 and 64,433,984 (including 26,760,553 and 34,211,160, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of March 31, 2024 and December 31, 2023 for an amount of 57,661 and 3,455,314, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income of the period ended March 31, 2024, would have recorded a decrease in “Other operating income” for an amount of 2,012,244. On the other hand, an increase in “Loss on net monetary position” for an amount of 1,554,435 and a decrease in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 215,304, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the period ended March 31, 2023 a decrease in “Other operating income” for an amount of 4,654,240. On the other hand, a decrease in “Loss on net monetary position” for an amount of 1,407,955 and an increase in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 6,429,045, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income of the three-month periods ended March 31, 2024 and 2023.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7899. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for presentation and consolidation

These condensed consolidated interim Financial Statements as of March 31, 2024, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements, in addition to section “measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated Financial Statements for the fiscal year ended on December 31, 2023, already issued.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended on December 31, 2023, already issued. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim Financial Statements must be read together with the annual consolidated Financial Statements for the fiscal year ended December 31, 2023, already issued.

As of March 31, 2024 and December 31, 2023, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Subsidiaries	Principal place of business	Country	Main activity
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage
Banco BMA SAU (4)	Ave. Eduardo Madero 1182 – 9th floor – CABA	Argentina	Financial entity
BMA Asset Management SA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds
BMA Valores SA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).

(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 62,017).

(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 11).

(4)	Consolidated with the Bank since November 2023, as control was obtained in such month. Additionally, Banco BMA SAU consolidates with BMA Asset Management SA (87% equity interest and voting rights) and with BMA Valores SA (87% equity interest and voting rights).

As of March 31, 2024 and December 31, 2023, the Bank's interest in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (formerly known as Comercio Interior SAU) (1)	Common	615,519	100.00%	100.00%
Banco BMA SAU (2)	Common	729,166,165	100.00%	100.00%
	Preferred	14,565,089	100.00%
BMA Asset Management SA (2)	Common	91,950	100.00%	100.00%
BMA Valores SA (2)	Common	52,419,500	100.00%	100.00%

(1)	Interest acquired in May 2023 (see Note 11).

(2)	Interest acquired in November 2023 (see Note 11).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of March 31, 2024 and December 31, 2023 are as follows:

	Balances as of 03/31/2024
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	8,928,935,254	5,568,821,823	3,360,113,431
Macro Bank Limited	108,299,316	76,225,139	32,074,177
Macro Securities SAU (1)	269,807,555	177,697,124	92,110,431
Macro Fiducia SAU	725,367	20,965	704,402
Argenpay SAU	17,550,280	9,021,364	8,528,916
Fintech SGR	17,045,858	16,697,015	87,213	261,630
Macro Agro SAU (formerly known as Comercio Interior SAU)	20,032,341	19,459,613	572,728
Banco BMA SAU (2)	1,173,365,080	846,641,453	326,723,627
Eliminations	(537,695,284)	(76,893,790)	(460,801,494)
Consolidated	9,998,065,767	6,637,690,706	3,360,113,431	261,630

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

(2)	Includes the balance amounts of its subsidiaries BMA Asset Management SA and BMA Valores SA.

	Balances as of 12/31/2023
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	8,872,205,698	5,772,805,622	3,099,400,076
Macro Bank Limited	146,941,368	105,429,728	41,511,639
Macro Securities SAU (1)	260,953,813	173,901,554	87,052,259
Macro Fiducia SAU	986,840	72,263	914,577
Argenpay SAU	23,064,425	12,543,249	10,521,177
Fintech SGR	25,435,854	24,494,013	235,449	706,392
Macro Agro SAU (formerly known as Comercio Interior SAU)	36,527,555	35,354,468	1,173,086
Banco BMA SAU (2)	1,333,498,840	1,011,513,951	321,984,889
Eliminations	(512,030,043)	(48,636,966)	(463,393,076)
Consolidated	10,187,584,350	7,087,477,882	3,099,400,076	706,392

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

(2)	Includes the balance amounts of its subsidiaries BMA Asset Management SA and BMA Valores SA.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Figures expressed in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of March 31, 2024, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of March 31, 2024, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income, the statement of other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the three-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) as of March 31, 2024, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 51.62% and 21.73% for the three-month periods ended on March 31, 2024 and 2023, respectively, and 211.41% for the fiscal year ended on December 31, 2023.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented.

Description of the main aspects of the restatement process for statements of financial position

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss of the reporting period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates the creditor for the effects of inflation is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss of the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss of the period and deferred tax related to the revaluation is recognized in other comprehensive income.

Description of the main aspects of the restatement process for statements of income and other comprehensive income

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

d)	The accumulated balances of other comprehensive income were recalculated at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in Note 3 section “accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2023, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2024, the following amendments to IFRS are effective and they did not have a material impact on these condensed consolidated interim Financial Statements as a whole:

Amendments to IFRS 16 “Leases” – Sale and leaseback transactions:

This amendment in the IFRS 16 specifies the requirements that the lessee-seller uses to measure the lease liability arising from these transactions, to ensure the lessee-seller does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. This amendment is applicable as of January 1, 2024.

This amendment in the IFRS did not have a material impact on these condensed consolidated interim Financial Statements.

Amendments to IAS 7 “Statements of Cash Flow” and IFRS 7 “Financial Instruments: Disclosures” – Disclosures on Supplier Finance Arrangement:

These amendments specify new disclosure requirements to enhance the current requirements, which are intended to assist users of Financial Statements in understanding the effects of these arrangements on the Bank’s liabilities, cash flows and exposure to liquidity risk.

These amendments did not have a material impact on the disclosures of these condensed consolidated interim Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IAS 21 “Lack of Exchangeability”: the amendments to this standard will allow an entity to evaluate whether a currency is exchangeable and how to determine a spot exchange rate when exchangeability is lacking. This amendment is applicable as of January 1, 2025. The Bank is evaluating the effects that this amendment would cause in the Financial Statements of the Bank.

b)	Amendments to NIIF 18 “Presentation and Disclosure in Financial Statements”: the amendments establish a new requirement in the presentation of profits or losses in the Financial Statements. This amendment is applicable as of January 1, 2027. The Bank does not expect this standard to have a material impact on the Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2024 and December 31, 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	1,736,547,273	2,099,478,452
Guarantees granted (1)	207,823,105	280,563,302
Overdraft and unused agreed commitments (1)	36,408,440	55,467,231
Responsibilities for foreign trade operations	20,386,686	60,816,096
Subtotal	2,001,165,504	2,496,325,081
Less: Allowance for Expected Credit Losses (ECL)	(2,682,349)	(3,195,005)
Total	1,998,483,155	2,493,130,076

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees granted include an amount of 1,113,326 and 991,299, as of March 31, 2024 and December 31, 2023, respectively. The Overdraft and unused agreed commitments include an amount of 12,409 and 17,740, as of March 31, 2024 and December 31, 2023, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

Disclosures related to the allowance for ECL are detailed in item 8.5 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Government securities (1)	4,276,544,007	2,598,258,074
Private securities (2)	56,208,351	49,718,722
Government securities – Foreign	242,454	8,611,374
Total	4,332,994,812	2,656,588,170

(1)	In March and June 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency – Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put options) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with fair value amounted to zero. As of March 31, 2024 and December 31, 2023, the notional value amounted to 212,018,219 and 1,695,587,771, respectively (see Exhibits A and O to the condensed separate interim Financial Statements).

(2)	During July 2023, the Bank decided to enter into an exchange of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Sundry debtors	117,890,744	157,376,758
Receivables from other spot sales pending settlement	64,216,608	105,663,879
Private securities	39,533,856	40,014,526
Receivables from spot sales of foreign currency pending settlement	5,640,108	2,142,831
Receivables from spot sales of government securities pending settlement	713,436	142,506
Other	717,998	900,341
Subtotal	228,712,750	306,240,841
Less: Allowances for ECL	(481,896)	(902,568)
Total	228,230,854	305,338,273

Disclosures related to allowance for ECL are detailed in item 8.4 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Non-financial public sector (1)	2,817,424	7,151,596
Other financial entities	19,637,132	15,109,236
Other financial entities	19,658,810	15,144,452
Less: allowance for ECL	(21,678)	(35,216)
Non-financial private sector and foreign residents	2,478,130,098	2,757,967,464
Overdrafts	343,943,099	436,518,189
Documents	502,966,349	512,995,756
Mortgage loans	243,847,540	250,370,711
Pledge loans	32,927,653	42,647,211
Personal loans	316,412,740	361,272,425
Credit cards	602,914,622	735,016,797
Financial leases	10,056,505	14,386,793
Other	494,242,531	486,066,145
Less: allowance for ECL	(69,180,941)	(81,306,563)
Total	2,500,584,654	2,780,228,296

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards” to the consolidated Financial Statements as of December 31, 2023, already issued. Additionally, Note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	03/31/2024	12/31/2023
Loans and other financing	2,569,787,273	2,861,570,075
Individual assessment	980,937,729	665,285,026
Collective assessment	1,588,849,544	2,196,285,049
Less: Allowance for ECL (1)	(69,202,619)	(81,341,779)
Total	2,500,584,654	2,780,228,296

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

As explained in Note 45.1.3 to the consolidated Financial Statements as of December 31, 2023, already issued, “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for expectations of increased risk due to the change in economic policy”, the Bank resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust imbalances macroeconomics and an inflation stabilization plan. As of March 31, 2024 and December 31, 2023, said adjustment was estimated at 10,089,134 and 16,645,255, respectively, as explained in the section "Adjustment for uncertainty about conditions of accessing loans to MIPYMES" of the aforementioned note.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		03/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,395,515,239	69,557,327		2,465,072,566	95.93
High grade	0.00% - 3.50%	2,234,771,747	20,501,056		2,255,272,803	87.76
Standard grade	3.51% - 7.00%	105,557,899	13,321,735		118,879,634	4.63
Sub-standard grade	7.01% - 33.00%	55,185,593	35,734,536		90,920,129	3.54
Past due but not impaired (1)	33.01% - 99.99%	17,722,067	60,798,152		78,520,219	3.05
Impaired	100%			26,194,488	26,194,488	1.02
	Total	2,413,237,306	130,355,479	26,194,488	2,569,787,273	100
	%	93.91	5.07	1.02	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,681,633,005	74,790,061		2,756,423,066	96.33
High grade	0.00% - 3,50%	2,511,885,060	26,719,528		2,538,604,588	88.71
Standard grade	3.51% - 7,00%	112,684,466	16,824,963		129,509,429	4.53
Sub-standard grade	7.01% - 33,00%	57,063,479	31,245,570		88,309,049	3.09
Past due but not impaired (1)	33.01% - 99,99%	14,495,462	60,337,194		74,832,656	2.61
Impaired	100%			30,314,353	30,314,353	1.06
	Total	2,696,128,467	135,127,255	30,314,353	2,861,570,075	100
	%	94.22	4.72	1.06	100

(1)	It also includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages at the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

		03/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		944,892,137	7,917,948		952,810,085	97.13
High grade	0.00% - 3.50%	892,797,790	4,563,366		897,361,156	91.48
Standard grade	3.51% - 7.00%	27,784,464	60,503		27,844,967	2.84
Sub-standard grade	7.01% - 33.00%	24,309,883	3,294,079		27,603,962	2.81
Past due but not impaired	33.01% - 99.99%		19,871,167		19,871,167	2.03
Impaired	100%			8,256,477	8,256,477	0.84
	Total	944,892,137	27,789,115	8,256,477	980,937,729	100
	%	96.33	2.83	0.84	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		616,944,695	10,760,937		627,705,632	94.35
High grade	0.00% - 3.50%	562,350,833	6,478,437		568,829,270	85.50
Standard grade	3.51% - 7.00%	31,120,908	2,215		31,123,123	4.68
Sub-standard grade	7.01% - 33.00%	23,472,954	4,280,285		27,753,239	4.17
Past due but not impaired	33.01% - 99.99%		26,867,500		26,867,500	4.04
Impaired	100%			10,711,894	10,711,894	1.61
	Total	616,944,695	37,628,437	10,711,894	665,285,026	100
	%	92.73	5.66	1.61	100

8.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages at the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		03/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,450,623,102	61,639,380		1,512,262,482	95.18
High grade	0.00% - 3.50%	1,341,973,956	15,937,690		1,357,911,646	85.46
Standard grade	3.51% - 7.00%	77,773,435	13,261,232		91,034,667	5.73
Sub-standard grade	7.01% - 33.00%	30,875,711	32,440,458		63,316,169	3.99
Past due but not impaired (1)	33.01% - 99.99%	17,722,067	40,926,985		58,649,052	3.69
Impaired	100%			17,938,010	17,938,010	1.13
	Total	1,468,345,169	102,566,365	17,938,010	1,588,849,544	100
	%	92.41	6.46	1.13	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,064,688,310	64,029,124		2,128,717,434	96.93
High grade	0.00% - 3.50%	1,949,534,227	20,241,091		1,969,775,318	89.69
Standard grade	3.51% - 7.00%	81,563,558	16,822,748		98,386,306	4.48
Sub-standard grade	7.01% - 33.00%	33,590,525	26,965,285		60,555,810	2.76
Past due but not impaired (1)	33.01% - 99.99%	14,495,462	33,469,694		47,965,156	2.18
Impaired	100%			19,602,459	19,602,459	0.89
	Total	2,079,183,772	97,498,818	19,602,459	2,196,285,049	100
	%	94.67	4.44	0.89	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	10,640,358			10,640,358	92.79
Financial trusts	826,469			826,469	7.21
Other private securities			144	144
Total	11,466,827		144	11,466,971	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	15,647,704			15,647,704	93,95
Financial trusts	1,008,496			1,008,496	6,05
Other private securities			218	218

Total	16,656,200		218	16,656,418	100
%	100			100

The related ECL for Corporate bonds as of March 31, 2024 and December 31, 2023 amounted to 27,101 and 17,784, respectively. The ECL related to Financial trusts as of March 31, 2024 and December 31, 2023 amounted to 433 and 209, respectively. The ECL related to Other private securities as of March 31, 2024 and December 31, 2023 amounted to 144 and 218, respectively.

8.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A to the condensed separate interim Financial Statements.

8.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	189,167,188	11,674	32	189,178,894	100
Total	189,167,188	11,674	32	189,178,894	100
%	99.99	0.01		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	266,226,315			266,226,315	100
Total	266,226,315			266,226,315	100
%	100			100

The ECL related to these types of instruments amounted to 481,896 and 902,568 as of March 31, 2024 and December 31, 2023, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	1,715,538,512	21,005,838	2,923	1,736,547,273	86.82
Guarantees granted	206,302,592	407,187		206,709,779	10.34
Responsibilities for foreign trade operations	20,386,686			20,386,686	1.02
Overdraft and unused agreed commitments	36,396,031			36,396,031	1.82
Total	1,978,623,821	21,413,025	2,923	2,000,039,769	100
%	98.93	1.07		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,083,294,102	16,180,414	3,936	2,099,478,452	84.14
Guarantees granted	279,572,003			279,572,003	11.20
Responsibilities for foreign trade operations	60,816,096			60,816,096	2.44
Overdraft and unused agreed commitments	55,399,844	49,647		55,449,491	2.22
Total	2,479,082,045	16,230,061	3,936	2,495,316,042	100
%	99.35	0.65		100

The related ECL for undrawn commitments of credit cards and checking accounts as of March 31, 2024 and December 31, 2023 amounted to 1,973,187 and 2,116,285, respectively. The ECL related to guarantees granted as of March 31, 2024 and December 31, 2023 amounted to 664,992 and 1,113,764, respectively. The ECL related to responsibilities for foreign trade operations as of March 31, 2024 amounted to 42,713.The ECL related to overdraft and unused agreed commitments as of March 31, 2024 and December 31, 2023 amounted to 1,456 and 64,956, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
At fair value through OCI
Government securities	280,477,344	376,194,747
Government securities – Foreign	40,226,551	66,070,185
Total at fair value through OCI (1)	320,703,895	442,264,932

At amortized cost
Government securities	146,028,929	145,653,290
Private securities	11,439,293	16,638,207
BCRA bills	9,260,100	50,136,761
Total at amortized cost	166,728,322	212,428,258
Total	487,432,217	654,693,190

(1)	In January 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.
•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.
•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 for a face value of 290,000,000.

As mentioned in Note 5, during March 2023, the following securities entered into the exchange:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.
•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.
•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

With almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with fair value amounted to zero. As of March 31, 2024 and December 31, 2023, their notional value amounted to 118,146,028 and 136,682,342, respectively (see also Note 5).

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of March 31, 2024 and December 31, 2023:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	4,332,994,812	788,768,144	3,544,217,032	9,636
Derivatives financial instruments (1)	57,581,453	82,263	57,499,190
Other financial assets	39,533,856	39,326,252		207,604
Financial assets delivered as guarantee	27,207,398	27,207,398
Equity instruments at fair value through profit or loss	3,318,120	1,238,707		2,079,413

At fair value through OCI
Other debt securities	320,703,895	320,703,895
Total	4,781,339,534	1,177,326,659	3,601,716,222	2,296,653

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	19,867,094	19,867,094
Derivatives financial instruments	5,950,433	26,511	5,923,922
Total	25,817,527	19,893,605	5,923,922

(1)	Includes the premium corresponding to the subscription of put options.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	2,656,588,170	2,625,259,346	31,318,186	10,638
Derivatives financial instruments	19,928,075	995	19,927,080
Other financial assets	40,014,526	39,918,396		96,130
Financial assets delivered as guarantee	38,252,478	38,252,478
Equity instruments at fair value through profit or loss	4,872,886	1,722,437		3,150,449

At fair value through OCI
Other debt securities	442,264,932	438,090,357	4,174,575
Total	3,201,921,067	3,143,244,009	55,419,841	3,257,217
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	20,962,446	20,962,446
Derivatives financial instruments	4,302,846	61,240	4.241,606
Total	25,265,292	21,023,686	4,241,606

Description of the valuation process

The fair value of instruments categorized as level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of March 31, 2024 and December 31, 2023, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the financial assets recognized at fair value categorized as level 3:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of March 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	10,638	96,130	3,150,449
Transfers to level 3
Transfers from level 3
Profit and loss	41,043	165,079	1,786
Recognition and derecognition	(2,760)	18,222
Monetary effects	(39,285)	(71,827)	(1,072,822)
Amount at the end of the period	9,636	207,604	2,079,413

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	4,872,074	233,319	3,234,230
Transfers to level 3
Transfers from level 3 (1)			(213,223)
Profit and loss	3,535,732	56,497	3,411,737
Recognition and derecognition	(5,238,962)		38,030
Monetary effects	(3,158,206)	(193,686)	(3,320,325)
Amount at the end of the fiscal year	10,638	96,130	3,150,449

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

The fair values of instruments measured at level 3 are determined by the Bank based on valuation techniques derived from the "income method", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of March 31, 2024 and December 31, 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each fiscal year for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of March 31, 2024 and December 31, 2023:

	03/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,149,471,536	1,149,471,536			1,149,471,536
Repo transactions	279,193,344	279,193,344			279,193,344
Other financial assets	188,696,998	188,696,998			188,696,998
Loans and other financing	2,500,584,654			2,279,263,104	2,279,263,104
Other debt securities	166,728,322	205,633,260	3,262,571		208,895,831
Financial assets delivered as guarantee	142,987,155	142,987,155			142,987,155
Total	4,427,662,009	1,965,982,293	3,262,571	2,279,263,104	4,248,507,968

Financial liabilities
Deposits	5,035,760,917	2,412,959,857		2,640,250,487	5,053,210,344
Repo transactions	20,856,886	20,856,886			20,856,886
Other financial liabilities	474,250,449	458,488,740	14,963,799		473,452,539
Financing received from the BCRA and other financial institutions	19,743,387	12,225,563	7,517,824		19,743,387
Issued corporate bonds	67,178,933		67,047,681		67,047,681
Subordinated corporate bonds	353,562,657		318,116,077		318,116,077
Total	5,971,353,229	2,904,531,046	407,645,381	2,640,250,487	5,952,426,914

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,824,170,723	1,824,170,721			1,824,170,721
Repo transactions	933,357,661	933,357,661			933,357,661
Other financial assets	265,323,747	265,323,747			265,323,747
Loans and other financing	2,780,228,296			2,444,503,249	2,444,503,249
Other debt securities	212,428,258	139,541,214	84,249,560		223,790,774
Financial assets delivered as guarantee	163,241,280	163,241,279			163,241,279
Total	6,178,749,965	3,325,634,622	84,249,560	2,444,503,249	5,854,387,431

Financial liabilities
Deposits	5,110,022,614	3,171,181,327		1,941,212,128	5,112,393,455
Repo transactions	35,784,780	35,784,780			35,784,780
Other financial liabilities	567,811,773	549,420,901	17,636,589		567,057,490
Financing received from the BCRA and other financial institutions	30,019,635	11,838,032	9,313,006		21,151,038
Issued corporate bonds	89,250,730		90,442,470		90,442,470
Subordinated corporate bonds	497,665,193		421,320,679		421,320,679
Total	6,330,554,725	3,768,225,040	538,712,744	1,941,212,128	6,248,149,912

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

11.	BUSINESS COMBINATIONS

11.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro SAU” and consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	72,448
Debt securities at fair value through profit or loss	1,495,698
Loans and other financing	209,309
Financial assets delivered as guarantee	2,880,191
Other financial assets	11,209,622
Property, plant and equipment	202,403
Intangible assets	44,994
Other non-financial assets	166,279
16,280,944

Liabilities
Other financial liabilities	11,107,564
Provisions	31,334
Current income tax liabilities	188,757
Deferred income tax liabilities	223,046
Other non-financial liabilities	3,087,386
14,638,087
Net assets acquired at fair value	1,642,857

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 515,451.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU (formerly known as Comercio Interior SAU). The first installment will become due in 2024.

To measure the liabilities arising from this transaction the Bank estimated the company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

Additionally, on March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated). Those dividends were received by Banco Macro SA on March 12, 2024 and were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

11.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the capital stock and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital stock and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Assets acquired and liabilities assumed

The fair value of the assets identified acquired and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	244,073,690
Debt securities at fair value through profit or loss	77,679,968
Derivative financial instruments	33,657,936
Repo transactions	387,474,275
Other financial assets	25,185,038
Loans and other financing	440,580,495
Other debt securities	104,160,985
Financial assets delivered as guarantee	61,718,290
Current income tax assets	309,272
Equity instruments at fair value through profit or loss	288,630
Investments in associates and joint arrangements	14,555,079
Property, plant and equipment	56,772,506
Intangible assets	32,293,671
Deferred income tax assets	28,450,209
Other non-financial assets	11,221,191
Non-current assets held for sale	19,672,574
1,538,093,809

Liabilities
Deposits	1,023,500,757
Liabilities at fair value through profit or loss	30,849,814
Derivative financial instruments	13,006,990
Other financial liabilities	28,932,632
Financing received from the BCRA and other financial institutions	16,172,479
Issued corporate bonds	8,977,347
Current income tax liabilities	30,412,562
Provisions	4,524,337
Deferred income tax liabilities	26,848,159
Other non-financial liabilities	83,121,214
1,266,346,291
Net assets acquired at fair value	271,747,518

For the valuation of the core deposits intangible, the favorable source of funds methodology was used. This method determines the spread between the cost of central deposits acquired and the cost of an alternative source of financing over the estimated life of the core deposit base. As a result of this transaction, the intangible asset recognized amounted to 7,861,270. See Note 10 for additional fair value valuation techniques for other assets acquired and liabilities assumed in the business combination.

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in the month of May 2024 for an amount of USD 7,564,706.

If the business combination had taken place at the beginning of the year, the interest income and commission income of the Bank would have amounted to 4,286,887,269 and 399,683,399, respectively, and the net income for the fiscal year ended December 31, 2023 would have amounted to 899,534,942.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As the amount of the net assets acquired exceeds the fair value of the price paid, including the estimated price adjustment based on the information available, the Bank recorded a gain generated by this acquisition for 237,694,794, which is recorded in “Income from associates and joint arrangements” for the fiscal year ended December 31, 2023. The gain was related to the price of this transaction determined in the arm’s length basis and the net assets acquired.

The calculation of this gain is subject to change because the estimates of all fair values are being reviewed and may be modified during the period of one year from the acquisition date as established by IFRS 3. However, the Bank’s Management does not expect significant changes in these amounts.

The Shareholders’ Meeting held on May 6, 2024, approved the pre-merger by absorption commitment of Banco BMA SAU by Banco Macro SA, whereby Banco Macro SA will incorporate Banco BMA SAU retroactively as of January 1, 2024 based on the separate Financial Statements of each of the companies, prepared as of December 31, 2023 and the special consolidated merger statement of financial position as of the same date. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in process of obtaining the administrative approval of such merger before the CNV, and has also requested the authorization of the respective merger before the BCRA.

12.	INVESTMENTS IN ASSOCIATES AND JOINT BUSINESSES

12.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional
	Bank’s	Financial position		Loss of the period
Entity	interest	03/31/2024	12/31/2023	03/31/2024	03/31/2023
Macro Warrants SA (1) and (2)	5%	17,484	17,559	(76)	(1,904)
Play Digital SA (1) and (2)	9.19%	602,278	1,011,696	(409,417)	(1,028,776)
Alianza SGR (1)	24.98%	3,010	4,564	(1,554)

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure this investment, accounting information of this associate as of March 31, 2024 and December 31, 2023 has been used. Additionally, significant transactions conducted or events that occurred between January 1, 2024 and March 31, 2024, have been considered.

12.2	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional
	Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	03/31/2024	12/31/2023	03/31/2024	03/31/2023
Banco Macro SA – Bizland SAU Unión transitoria	50%	1,350,097	1,256,203	244,171	196,498
Finova SA	50%	96,378	143,357	(46,981)	(17,978)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

13.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Investment property (see Exhibit F)	44,613,358	43,992,874
Advanced prepayments	14,447,892	14,112,895
Tax advances	5,212,734	21,902,373
Other	3,328,097	3,054,251
Total	67,602,081	83,062,393

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2024 and December 31, 2023, amounts balances related to transactions generated with related parties are as follows:

	As of March 31, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	6,870									6,870
Debt securities at fair value through profit or loss									371,250	371,250
Other financial assets				7,557,567				592,355	12,276,510	20,426,432
Loans and other financing (4)
Other financial entities						12,870,060				12,870,060
Documents									420,520	420,520
Overdraft					164			3,685	2,660,487	2,664,336
Credit cards								566,957	104,447	671,404
Lease					24,651				48,086	72,737
Personal loans								552		552
Mortgage loans								2,019,220		2,019,220
Other loans (5)								579,444	19,796,238	20,375,682
Guarantee granted									26,893,116	26,893,116
Total Assets	6,870			7,557,567	24,815	12,870,060		3,762,213	62,570,654	86,792,179

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of March 31, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Liabilities
Deposits		50,573,810	222,945	7,247	11,827		363,367	29,170,414	16,330,793	96,680,403
Other financial liabilities								487,232	1,270,258	1,757,490
Issued corporate bonds		2,175,000								2,175,000
Subordinated corporate bonds				842,027	132,952					974,979
Other non-financial liabilities									2,450,680	2,450,680
Total liabilities		52,748,810	222,945	849,274	144,779		363,367	29,657,646	20,051,731	104,038,552

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)	The maximum financing amount for Loans and other financing as of March 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Banco BMA SAU, Key management personnel and Other related parties amounted to 8,678,890, 36,658, 14,026,609, 4,187,782 and 62,143,057, respectively.
(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	9,822								9,822
Debt securities at fair value through profit or loss
Other financial assets				12,624,218			1,634,399	10,825,515	25,084,132
Loans and other financing (4)
Documents								1,947,565	1,947,565
Overdraft							390,451	4,036,319	4,426,770
Credit cards							917,532	195,656	1,113,188
Lease					46,966			78,240	125,206
Personal loans							8,433		8,433
Mortgage loans							1,913,368		1,913,368
Other loans (5)							573,449	8,911,307	9,484,756
Guarantee granted								39,963,568	39,963,568
Total Assets	9,822			12,624,218	46,966		5,437,632	65,958,170	84,076,808

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Liabilities
Deposits		23,933,528	392,024	37,422	16,936	461,417	37,397,939	32,895,381	95,134,647
Liabilities at fair value through profit or loss								20,950,673	20,950,673
Other financial liabilities							7,745,598	1,447,158	9,192,756
Issued corporate bonds		4,374,264							4,374,264
Subordinated corporate bonds				1,185,215	187,139				1,372,354
Other non-financial liabilities								3,823,505	3,823,505
Total liabilities		28,307,792	392,024	1,222,637	204,075	461,417	45,143,537	59,116,717	134,848,199

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 32,806,934, 103,864, 5,704,796 and 78,105,917, respectively.
(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the three-month periods ended March 31, 2024 and 2023 with related parties are as follows:

	As of March 31, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		58,218			5,126	159,037	1	1,016,539	2,121,053	3,359,974
Interest expense						(46,575)	(24,968)	(22,797)	(646,982)	(741,322)
Commissions income		27,157		1,939			173	237	144,980	174,486
Commissions expense				(2,985)				(87)	(95,605)	(98,677)
Other operating income				1,482,493	2,392		755		6,105	1,491,745
Administrative expense									(1,040,142)	(1,040,142)
Other operating expense									(301,475)	(301,475)
Total income / (loss)		85,375		1,481,447	7,518	112,462	(24,039)	993,892	187,934	2,844,589

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of March 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		3,177				420,442	1,533,363	1,956,982
Interest expense					(31,716)	(112,160)	(78,125)	(222,001)
Commissions income		44,764		1,133	900	186	461,731	508,714
Commissions expense				(18,924)		(47)	(39,485)	(58,456)
Other operating income		101,102	50	1,638,413			70	1,739,635
Administrative expense							(1,050,284)	(1,050,284)
Other operating expense							(67,893)	(67,893)
Total income / (loss)		149,043	50	1,620,622	(30,816)	308,421	759,377	2,806,697

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2024 and December 31, 2023 amounted to 1,104,118 and 1,078,936, respectively.

In addition, fees received by the Directors as of March 31, 2024 and 2023 amounted to 2,113,971 and 3,895,643, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	03/31/2024	12/31/2023
Board of Directors	22	22
Senior managers of the key management personnel	12	12
Total	34	34

15.	DEPOSITS

The composition of deposits as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Non-financial public sector	517,845,898	283,685,577
Financial sector	13,371,241	30,605,533
Non-financial private sector and foreign residents	4,504,543,778	4,795,731,504
Checking accounts	541,276,474	772,697,706
Saving accounts	1,622,339,022	2,168,239,077
Time deposits	2,011,772,012	1,589,356,987
Investment accounts	262,273,127	189,853,393
Other	66,883,143	75,584,341
Total	5,035,760,917	5,110,022,614

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

16.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Credit and debit card settlement - due to merchants	222,701,854	298,424,215
Amounts payable for other spot purchases pending settlement	114,894,734	141,690,342
Payment orders pending to foreign exchange settlement	55,216,127	52,203,513
Collections and other transactions on account and behalf of others	14,891,206	15,851,926
Finance leases liabilities	11,788,994	14,235,461
Amounts payable for spot purchases of foreign currency pending settlement	1,798,324	2,011,342
Amounts payable for spot purchases of government securities pending settlement	1,177,058	470,931
Other	51,782,152	42,924,043
Total	474,250,449	567,811,773

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of March 31, 2024 and December 31, 2023.

The expected terms to settle these obligations are as follows:

	03/31/2024
Composition	Within 12 months	Over 12 months	03/31/2024	12/31/2023
For administrative, disciplinary and criminal penalties		500	500	758
Letters of credits, guarantees and other commitments (1)	2,682,349		2,682,349	3,195,005
Commercial claims in progress (2)	1,834,283	1,329,188	3,163,471	4,276,635
Labor lawsuits	907,503	200,320	1,107,823	960,455
Pension funds - reimbursement	801,772	510,165	1,311,937	1,848,779
Other	1,112,513	2,378,385	3,490,898	2,975,428
Total	7,338,420	4,418,558	11,756,978	13,257,060

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 39.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

18.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Salaries, bonuses and payroll taxes payables	70,135,330	80,195,150
Withholdings	48,365,618	56,175,904
Miscellaneous payables	47,629,342	68,444,597
Taxes payables	42,058,349	51,198,311
Directors’ and syndics’ fees payable	12,175,386	26,524,755
Retirement pension payment orders pending settlement	2,038,708	2,408,322
Dividends payable (see Note 30)	146,897	121,513
Other	26,528,943	39,683,151
Total	249,078,573	324,751,703

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2024 and December 31, 2023:

03/31/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	1,149,471,536
Debt securities at fair value through profit or loss		32,697,803	4,300,297,009
Derivative financial instruments		57,581,453
Repo transactions		279,193,344
Other financial assets	71,739,595	100,945,225	55,546,034
Loans and other financing (1)	7,071,770	1,966,464,011	527,048,873
Other debt securities		382,468,389	104,963,828
Financial assets delivered as guarantee	141,951,555	28,242,998
Equity instruments at fair value through profit or loss	3,318,120
Total assets	1,373,552,576	2,847,593,223	4,987,855,744

Liabilities
Deposits	2,019,464,346	3,014,688,017	1,608,554
Financial liabilities at fair value through profit or loss		19,867,094
Derivative financial instruments		5,950,433
Repo transactions		20,856,886
Other financial liabilities		465,202,418	9,048,031
Financing received from the BCRA and other financial institutions		12,778,435	6,964,952
Issued corporate bonds		57,905,245	9,273,688
Subordinated corporate bonds		11,539,135	342,023,522
Total liabilities	2,019,464,346	3,608,787,663	368,918,747

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12/31/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	1,824,170,723
Debt securities at fair value through profit or loss		2,576,273,837	80,314,333
Derivative financial instruments		19,928,075
Repo transactions		933,357,661
Other financial assets	79,932,423	141,673,926	83,731,924
Loans and other financing (1)	11,893,971	2,221,253,876	547,080,449
Other debt securities		220,089,069	434,604,121
Financial assets delivered as guarantee	155,328,077	46,165,681
Equity instruments at fair value through profit or loss	4,872,886
Total assets	2,076,198,080	6,158,742,125	1,145,730,827

Liabilities
Deposits	2,545,614,077	2,564,112,925	295,612
Financial liabilities at fair value through profit or loss		20,962,446
Derivative financial instruments		4,302,846
Repo transactions		35,784,780
Other financial liabilities		555,659,523	12,152,250
Financing received from the BCRA and other financial institutions		20,103,660	9,915,975
Issued corporate bonds		80,962,927	8,287,803
Subordinated corporate bonds		8,678,541	488,986,652
Total liabilities	2,545,614,077	3,290,567,648	519,638,292

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

21.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2024 and December 31, 2023, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

Composition	03/31/2024	03/31/2023
Current income tax expense	98,694,744	20,089,332
(Income) / loss for deferred income taxes	(9,187,443)	1,505,650
Income tax loss recorded in the statement of income	89,507,301	21,594,982
Income tax profit recorded in other comprehensive income	(1,455,575)	(1,369,299)
Total	88,051,726	20,225,683

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year. On April 8, 2024 the AFIP notified the closure of the audit, without tax adjustment as of the date of issuance of these condensed consolidated interim Financial Statements.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the AFIP requesting that 654,673 (not restated) paid as income tax for the 2022 tax period be reimbursed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On 16 November, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress as of the date of issuance of these condensed consolidated interim Financial Statements.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

22.	COMMISSIONS INCOME

Composition	03/31/2024	03/31/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	43,327,699	53,106,350
Commissions related to credit cards	27,430,943	30,927,250
Commissions related to insurance	3,629,499	5,078,375
Commissions related to securities value	2,936,020	2,231,729
Commissions related to trading and foreign exchange transactions	2,693,201	1,990,454
Commissions related to loans and other financing	1,325,421	6,982
Commissions related to financial guarantees granted	1,015,224	308,998

Performance obligations satisfied over certain time period
Commissions related to trading and foreign exchange transactions	1,420,214	79,816
Commissions related to credit cards	408,904	418,382
Commissions related to loans and other financing	3,461	72,612
Commissions related to obligations	(72)	1,799
Total	84,190,514	94,222,747

23.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2024	03/31/2023
Translation of foreign currency assets and liabilities into pesos	80,390,915	141,393,140
Income from foreign currency exchange	200,904	850,610
Total	80,591,819	142,243,750

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

24.	OTHER OPERATING INCOME

Composition	03/31/2024	03/31/2023
Services	19,281,289	12,181,609
Adjustments and interest from other receivables	7,443,306	3,567,485
Adjustments from other receivables with CER clauses	6,877,251	2,128,870
Other receivables from financial intermediation	2,195,359	492,065
Other	8,552,990	3,800,056
Total	44,350,195	22,170,085

25.	EMPLOYEE BENEFITS

Composition	03/31/2024	03/31/2023
Remunerations	91,400,202	61,356,163
Payroll taxes	21,913,205	15,605,008
Compensations and bonuses to employees	16,819,789	11,012,368
Employee services	3,258,515	3,052,012
Total	133,391,711	91,025,551

26.	ADMINISTRATIVE EXPENSES

Composition	03/31/2024	03/31/2023
Fees to directors and syndics	12,035,041	1,823,723
Taxes	11,787,861	7,672,179
Maintenance, conservation and repair expenses	9,673,332	6,995,525
Other fees	5,665,692	4,893,638
Armored truck, documentation and events	5,185,989	6,301,026
Electricity and communications	5,106,315	4,132,328
Security services	4,012,737	4,322,143
Hired administrative services	2,871,958	323,812
Advertising and publicity	2,782,962	1,847,976
Software	2,712,244	3,034,459
Representation, travel and transportation expenses	755,353	931,280
Leases	433,062	177,395
Stationery and office supplies	361,767	405,167
Insurance	336,886	374,311
Other	5,188,429	1,953,616
Total	68,909,628	45,188,578

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

27.	OTHER OPERATING EXPENSES

Composition	03/31/2024	03/31/2023
Turnover tax	92,799,848	54,278,280
From credit cards	26,649,542	19,973,003
Charges for other provisions	3,720,453	2,567,636
Other adjustments and interests for miscellaneous obligations	1,715,329	1,858,540
Deposit guarantee fund contributions	1,687,111	2,351,616
Insurance claims	1,128,220	890,209
Donations	529,876	800,747
Taxes	32,758	179,248
Loss from sale or depreciation of property, plant and equipment	19,466
Loss from sale or impairment of investment in properties and other non-financial assets		174,931
Other	11,301,033	9,379,809
Total	139,583,636	92,454,019

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	03/31/2024	12/31/2023	03/31/2023	12/31/2022
Cash and deposits in banks	1,149,471,536	1,824,170,723	1,154,331,789	1,180,826,064
Debt securities at fair value through profit or loss	320,846,645	202,801,372
Other debt securities	40,226,551	66,070,185	2,547,720,021	2,355,866,730
Loans and other financing	4,287,084	6,129,189	4,053,008	4,181,665
Total	1,514,831,816	2,099,171,469	3,706,104,818	3,540,874,459

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to March 31, 2024, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

30.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 29 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the condensed consolidated interim income Statement. See also Note 40.

Dividends paid and proposed

The Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 14,187,873 (not restated), representing 22.18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distribution” rules had been applied, in six equal, monthly and consecutive installments.

The Shareholders’ Meeting held on April 25, 2023, decided to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 75,040,918 (not restated), representing 117.36 pesos per share, subject to prior authorization from the BCRA. On May 12, 2023 the BCRA authorized the dividends distribution, which were paid during the fiscal year ended December 31, 2023 according to the installment schedule.

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends for an amount of 440,000 (not restated).

Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which have the BCRA’s authorization will be allowed to distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in six equal, monthly and consecutive installments. The amount of each dividend installment will be paid in homogeneous currency on each payment date.

The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 401,735,819,252, representing 628.29 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which have the BCRA’s authorization will be allowed to distribute earnings in three equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Bank’s interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12755 on March 4, 2024 is as follows:

Banco Macro SA	7.6285%

Banco BMA SAU	1.6414%

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine up to the amount of 6,000 which must meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time. Additionally, through Communiqué “A” 7985 issued on March 27, 2024, the BCRA resolved that, from April 1, 2024, the coverage will be up to 25,000.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

32.	RESTRICTED ASSETS

As of March 31, 2024 and December 31, 2023, the following Bank’s assets are restricted:

Composition	03/31/2024	12/31/2023
Cash and deposits in banks
• Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	1,369	1,594
Subtotal cash and deposits in Banks	1,369	1,594

Debt securities at fair value through profit or loss and Other debt securities
• Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss (1).	11,428,460	20,011,352
• Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity 02/14/2025, as of March 31, 2024 and Argentine government discount bonds in dual currency - Maturity: 02/28/2024 as of December 31, 2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	3,048,887	1,926,975
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,283,252	1,438,287
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	370,425	415,177
• Argentine government Treasury bonds in pesos adjusted by CER 2% – Maturity: 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	347,455	359,271
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, affected by guarantee the sectoral Credit Program of the Province of San Juan, production investment financing fund.	211,613	216,277
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of December 31, 2023 affected by the guarantee of the Regional Economies Competitiveness Program - IDB Loan No. 3174/OC-AR.		22,812
• Other.	467,311	607,167
Subtotal Debt securities at fair value through profit or loss and Other debt securities	17,157,403	24,997,318

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		03/31/2024	12/31/2023
Other financial assets
•	Interests derived from contributions made as protector partner (2).	8,171,284	12,389,455
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	2,955,346	2,681,723
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	598,225	513,511
•	Sundry debtors – other.	947,902	433,423
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,254
	Subtotal Other financial assets	12,673,584	16,019,366

Loans and other financing
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	939,427	288,391
	Subtotal Loans and other financing	939,427	288,391

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	99,616,384	103,281,114
•	For securities forward contracts.	28,242,998	46,165,681
•	Guarantee deposits related to credit and debit card transactions.	13,549,308	10,245,824
•	Other guarantee deposits.	28,785,863	41,801,139
Subtotal Financial assets delivered as guarantee		170,194,553	201,493,758

Other non-financial assets
•	Real property related to a call option sold.	11,281,001	11,280,992
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	15,053	16,719
Subtotal Other non-financial assets		11,296,054	11,297,711
Total		212,262,390	254,098,138

(1)	According to Law 24467, as amended, and Fintech SGR by-laws, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of March 31, 2024 and December 31, 2024 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

33.1	Financial trusts for investment purposes

The portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Confibono, Secubono, Supercanal, Payway cobro anticipado, Solidario de Infraestructura Nasa IV, Moni Mobile and Red Surcos) and certificates of participation (Arfintech).

As of March 31, 2024 and December 31, 2023, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 1,412,085 and 1,330,061, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

33.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of March 31, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 2,636 and 3,997, respectively.

33.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of March 31, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 7,284,857 and 1,215,977, respectively.

33.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,

-	promoting the production development of the private economic sector at a provincial level,

-	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 57,303,603 and 55,839,426, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.	COMPLIANCE WITH CNV REGULATIONS

34.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

34.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and is registered in the “List of Authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of March 31, 2024 stated in UVAs amounted to 4,274,409,657 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 32 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

34.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent and comprehensive mutual investment funds placement and distribution agent (ALyC, AN – comprehensive, ACyD FCI and ACyDI FCI).

Additionally, the shareholders’ equity of such company as of March 31, 2024 stated in UVAs amounted to 120,340,957 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as “ACyD FCI and ACyDI FCI” an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

34.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this company as of March 31, 2024 stated in UVAs amounted to 20,742,396 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Financial Trustee Agent and Non-Financial Trustee Agent.

Additionally, the shareholders’ equity of such company as of March 31, 2024 stated in UVAs amounted to 902,059 and is lower than the minimum amount required by such regulation established in 950,000 UVAs. This condition is corrected by the company on May 9, 2024, as receiving an irrevocable contribution from Banco Macro SA for an amount of 250,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.1.5	Operations of Macro Agro SAU (formerly known as Comercio Interior SAU)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of March 31, 2024 stated in UVAs amounted to 1,692,696 and exceeds the minimum amount required by such General Resolution established in 1,175,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity.

34.1.6	Operations of Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

Considering the current operations of Banco BMA SAU and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as Comprehensive Settlement and Clearing Agent and Trading Agent (ALyC and AN – Integral, as its acronym in Spanish) and as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of March 31, 2024 stated in UVAs amounted to 406,746,112 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs, and is integrated with cash balances and equivalents belonging to Banco BMA SAU.

On the other hand, the shareholders’ equity of BMA Asset Management SA (formerly known as Itaú Asset Management SA) as of March 31, 2024 stated in UVAs amounted to 13,208,462 and exceeds the minimum amount required to act as Agent for the Administration of Collective Investment Products of Mutual Funds, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

Similarly, the shareholders’ equity of BMA Valores SA (formerly known as Itaú Valores SA) as of December 31, 2023 stated in UVAs amounted to 5,678,211 and exceeds the minimum shareholders’ equity required, established in 470,350 UVAs, to act as Comprehensive Clearing and Settlement Agent (ALyC Integral, for its acronym in Spanish) and 163,500 UVAs to act as Comprehensive Mutual Investment Funds Placement and Distribution Agent, also integrated into mutual funds.

34.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

On the other hand, Banco BMA SAU safeguards the documentary support of its aged accounting and management operations, as established by CNV General Resolution No. 629, in its facilities at Victoria Ocampo No. 360, 7th floor. Additionally, ADDOC Administración de documentos SA is entrusted with the deposit of documentation not included in article 5, paragraph a.3) Section I, Chapter V, Title II of the standards (NT 2013, as amended), as well as aged documentation, which is placed in its Plant 3 warehouses, located at Ruta 36, km 31,500, Bosques, Florencio Varela, Province of Buenos Aires.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.3	As depositary of mutual funds

34.3.1	As of March 31, 2024 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,216,820,380	40,472,474
Argenfunds Ahorro Pesos	176,041,316	12,616,171
Argenfunds Financiamiento Pesos	100,000	100
Argenfunds Gestión Pesos	15,976,445,349	18,078,857
Argenfunds Infraestructura	1,514,910	56
Argenfunds Inversión Dólares	1,000	857
Argenfunds Inversión Pesos	3,111,833,380	9,040,613
Argenfunds Liquidez	9,610,665,874	90,298,304
Argenfunds Renta Argentina	306,460,401	25,668,243
Argenfunds Renta Balanceada	519,494,284	26,770,770
Argenfunds Renta Capital	14,163,108	12,604,811
Argenfunds Renta Crecimiento	3,321,012	2,791,795
Argenfunds Renta Dinámica	87,902,584,422	21,520,645
Argenfunds Renta Fija	570,381,691	69,082,154
Argenfunds Renta Flexible	46,040,329	885,023
Argenfunds Renta Global	168,355,964	4,571,980
Argenfunds Renta Mixta	34,142,553	412,151
Argenfunds Renta Mixta Plus	1,352,780	1,091,083
Argenfunds Renta Pesos	96,499,608	8,160,156
Argenfunds Renta Total	548,961,979	2,802,558
Argenfunds Renta Variable	1,381,493,340	516,552
Argenfunds Retorno Absoluto	218,382,470	3,278,363
Pionero Acciones	28,130,217	19,812,820
Pionero Ahorro Dólares	28,115,066	24,604,433
Pionero Argentina Bicentenario	424,876,097	12,502,579
Pionero Capital	841,206,069	7,685,837
Pionero Crecimiento	1,686,724,286	8,518,827
Pionero Desarrollo	53,964,108	252,293
Pionero Empresas FCI Abierto Pymes	404,167,141	14,401,519
Pionero FF	97,898,261	10,540,221
Pionero Gestión	2,252,548,269	36,221,189
Pionero Infraestructura	2,216,424,751	7,430,630
Pionero Patrimonio I	100,000	100
Pionero Pesos	2,758,340,107	139,367,793
Pionero Pesos Plus	32,697,705,814	989,944,778
Pionero Recovery	1,621,035,111	1,805,210
Pionero Renta	50,473,973	36,704,390
Pionero Renta Ahorro	409,624,885	53,810,880
Pionero Renta Ahorro Plus	1,207,984,965	37,892,610
Pionero Renta Balanceado	8,208,692,460	47,805,368
Pionero Renta Estratégico	654,972,301	21,675,961
Pionero Renta Fija Dólares	11,558,571	11,943,483
Pionero Renta Mixta I	186,732,227	13,246,396
Pionero Retorno	1,724,324,621	9,934,572

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.3.2	As of March 31, 2024 Banco BMA SAU, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Goal Acciones Argentinas	17,819	2,748,402
Goal Renta Crecimiento	24,813,562	22,130,237
Goal Acciones Plus	5,512,796	746,318
Goal Capital Plus	24,014,844	1,008,239
Goal Ahorro Max	129,345,074	6,873,916
Goal Multiestrategia	110,000	167
Goal Multiestrategia Plus	110,000	167
Goal Perfomance	65,332,675	5,148,291
Goal Perfomance II	247,952	7,654
Goal Perfomance III	252,458,706	9,449,905
Goal Pesos	2,435,585,136	290,941,726
Goal Premium	10,600,096	27,808
Goal Renta Dólares	6,213,364	5,995,259
Goal Renta Dólares Estrategia	7,796,237	7,705,345
Goal Renta Dólares Plus	2,139,597	2,172,888
Goal Renta Global	186,706,062	21,457,354
Goal Retorno Total	17,314,689	887,915
Goal Renta Pesos	23,693,138	1,851,039

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2024 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA	Banco BMA SAU
Cash and deposits in banks
Amounts in BCRA accounts	274,295,727	177,031,592
Other debt securities
Government securities computable for the minimum cash requirements	585,079,725
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	78,037,888	21,578,496
Total	937,413,340	198,610,088

36.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

36.1	The situation of Banco Macro SA as of March 31, 2024:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested on behalf of the person who was acting as Vice Chairman of the Bank when these summary proceedings were initiated, the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on the person who was acting as Chairman of the Bank when this summary was initiated, was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed a Federal extraordinary appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. On 04/20/2023, the corresponding petition for denied appeal was filed against the rejection for the alleged arbitrariness, which is under study with the Argentine Supreme Court of Justice (CSJN, for its acronym in Spanish). As of the date of issuance of these condensed consolidated interim Financial Statements, this proceeding is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 sections e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Proceeding filed against: Banco Macro SA, Foreign Exchange Team Leader, head of Foreign Exchange and Banking Operations manager and Compliance manager.

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsibles who, on 03/25/2022, filed an extraordinary appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Economic Federal Court, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these condensed consolidated interim Financial Statements, the file is still pending.

Criminal foreign exchange summary proceedings: No. 8062 dated 08/08/2023.

Reason: Alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters.

Proceeding filed against: Banco Macro SA, Foreign exchange Team Leader, Foreign Exchange Control Head, Banking Transactions Manager and Compliance Manager.

Status: The case is at its initial stage, the BCRA have not yet resolved the previous defenses and no opened case for the production of evidence.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Proceeding filed against: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance.

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by two of the Directors. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal to CSJN which was dismissed on 02/29/2024.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board, 3 regular members of the Statutory Audit Committee and the person/s responsible for market.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts were investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021. On August 10, 2023, the Court considered the notice sent to the Argentine Government’s legal counsel. On 02/20/2024, the Court resolved to revoke the appealed resolution, declaring the sanctioning action extinguished for having infringed the guarantee of reasonable period and due process, with costs to the defeated party. On 03/06/2024 the CNV brought an Extraordinary Federal Appeal.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

Proceeding filed against: Banco Macro SA and 23 members of the Management Body during the period that is the subject matter of these summary proceedings.

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it resolved the lack of responsibility of three of the Directors, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal submitted the file to the CSJN on 02/03/2022. As of the date of issuance of these condensed consolidated interim Financial Statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 01/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued by one of the Directors, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through the BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution, a direct appeal was filed to CNACAF which was dismissed. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/07/2021, the CNACAF dismissed the extraordinary appeal filed, passing the complaint appeal to CSJN. On November 7, 2023, the appeal was dismissed and the fine was confirmed.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board Directors.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No, 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 08/18/2021, it was resolved to set the case for the production of evidence. On 05/05/2022 the probationary period was closed and the actions were put to pledge, and on 07/13/2022 it moved to the stage of preparation of the final report. As of the date of issuance of these condensed consolidated interim Financial Statements, the case is pending resolution.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

36.2	The situation of Banco BMA SAU as of December 31, 2023:

Summary proceedings filed by the BCRA

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: Entity’s General Manager.

Status: on October 25, 2022, Banco BMA SAU filed their defenses. On April 20, 2023, the BCRA ordered the opening of the evidence stage, which is in progress as of the date of issuance of these condensed consolidated interim Financial Statements.

37.	CORPORATE BONDS ISSUANCE

37.1	Banco Macro SA

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 03/31/2024		03/31/2024	12/31/2023
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	353,562,657	497,665,193
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000	14,144,272	18,884,825
Non-subordinated – Class F	USD	53,000,000	(3)	USD	53,000,000	44,523,138	62,802,980
Total						412,230,067	579,352,998

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these condensed consolidated interim Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

On May 2, 2024, the whole issuance of this series and the interest service corresponding to the period between February 2, 2024, date included, and May 2, 2024 were paid off.

(3)	On October 31, 2023, under the abovementioned Global Program, the Bank issued Class F corporate bonds for a face value of USD 53,000,000 (fifty-three million US dollars) at a fixed rate of 5%, fully amortizable upon maturity (October 31, 2024), under the terms and conditions set forth in the price supplement dated October 24, 2023. Interest is paid semiannually on April 30, 2024, and at the expiration date.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class F corporate bonds in full, but not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to redeem the bonds between the date of issuance and settlement date through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to redeem them within the term starting 9 months after the date of issuance and settlement through Class F corporate bonds maturity date; in any case, along with the additional amounts and accrued and unpaid interest, excluding the redemption date.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

37.1	Banco BMA SAU

The corporate bonds liabilities recorded by Banco BMA SAU are as follows:

Corporate Bonds	Original value		Residual face value as of 03/31/2024		03/31/2024	12/31/2023
Non-subordinated –Series XXXII	1,000,000	(1)	1,000,000	(1)	8,511,523	7,562,925
Total					8,511,523	7,562,925

(1)	Value expressed in thousands of pesos.

On February 29, 2008, the shareholders’ meeting of Banco BMA SAU approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

On March 9, 2013, the shareholders’ meeting of Banco BMA SAU resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No.19527 the increase in the amount and the extension of the Program.

On March 14, 2022, under the abovementioned Program, Banco BMA SAU issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

38.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2024 and December 31, 2023, is as follows:

Composition	03/31/2024	12/31/2023
Custody of government and private securities and other assets held by third parties	4,869,104,110	5,287,497,410
Preferred and other collaterals received from customers (1)	922,585,225	1,220,415,421
Checks already deposited and pending clearance	144,640,788	165,290,079
Outstanding checks not yet paid	52,244,968	119,940,045

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

39.	TAX AND OTHER CLAIMS

39.1	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

39.2	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with National Commercial Court No. 3, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the National Court of Appeals for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the national commercial court No. 6, clerk’s office No. 11, where, as of the date of issuance of these condensed consolidated interim Financial Statements, they are still filed.

Moreover, the Bank is subject to another collective action for the same purpose, currently pending with National Commercial Court No. 7, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

40.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of March 31, 2024 was 101,052,679 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

According to Communiqué “A” 7984, the BCRA established that up to December 31, 2024, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the amount that would have corresponded in six equal, monthly and consecutive installments. Moreover, the BCRA established that the calculation of the items to determine the distributable earnings, as well as the amount of the installments, must be stated in constant currency as of the date of the meeting and the date of payment of each installment, as applicable. Subsequently, through Communiqué “A” 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of what is expected by the Communiqué "A” 7984, will be allowed to distribute earnings in three equal, monthly and consecutive installments up to the related amount in accordance with the abovementioned Communiqué. Such Communiqué also established that financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to CNV General Resolution No. 622, the shareholders’ meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

Moreover, as it is mentioned in Note 30, the Regular Shareholders’ Meeting of Banco Macro SA held on April 12, 2024 decided to applied the unappropriated retained earnings for an amount of 587,913,905 (not restated) as follows (the abovementioned figures are stated in constant currency as of December 31, 2023):

a)	117,460,821 to the Legal Reserve;

b)	1,737,776 to the Personal Asset Tax on Business Companies; and

c)	468,715,308 to the Facultative Reserve for Future Distribution of Earnings.

In addition, the shareholders decided to partially apply the Facultative Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 294,130,168 (the abovementioned figures are stated in constant currency as of December 31, 2023) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA. On May 6, 2024, the BCRA authorized this earnings distribution.

41.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA, and is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 7465 - Financial Entities Corporate Governance Guidelines. Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of March 2024, together with the integration thereof (computable equity) as of the end of such month:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Item	03/31/2024
Minimum capital requirements	548,916,744
Computable equity	3,140,848,842
Capital surplus	2,591,932,098

42.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the argentine financial market has observed a prolonged period of volatility in the market prices of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the argentine peso and the US dollar, an increase in interest rates and a significant acceleration of the inflation rate (see Note 3. section "unit of measurement").

Particularly, related to the price of the US dollar, since the end of 2019 the gap between the official price of the US dollar -used mainly for foreign trade- and alternative market values began to widen significantly, having reached maximum peaks close to 200%. As of the date of issuance of these condensed consolidated interim Financial Statements, the aforementioned gap amounts to approximately 38%.

Regarding the administration of the national public debt, a restructuring process has been observed, including various voluntary exchanges and agreements reached regarding debts with the Paris Club and the International Monetary Fund.

In this context, on December 10, 2023, the new authorities of the argentine national government took office and issued a series of emergency measures. Among the main objectives pursued, among other relevant issues, are a regulatory flexibility in economic matters, reduction of the fiscal deficit mainly through a reduction in spending, including reduction of different types of subsidies. Likewise, there was a devaluation of the argentine peso close to 55% against to the US dollar (increasing the US dollar price from 366.50 pesos to 799.95 pesos on December 13, 2023), which has generated an acceleration of the inflation rate, with interannual inflation measured from the national CPI published by INDEC being 289.4% at the date of issue of these condensed consolidated interim Financial Statements.

The comprehensive program pursued by the new national government includes reforms in the economy, justice, foreign relations, infrastructure and others. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established, regarding which different actors presented various protections or unconstitutionality requests to Justice to stop their application. On the other hand, as of the date of issuance of these condensed consolidated interim Financial Statements, a bill is under parliamentary treatment and include among its points, delegation of powers to the Executive Branch, tax, labor and social security reforms, among others.

In addition, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future Financial Statements.

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
60	Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	03/31/2024	12/31/2023
In normal situation	1,236,270,938	1,356,414,152
With senior “A” collateral and counter-collateral	108,065,432	104,053,613
With senior “B” collateral and counter-collateral	98,575,337	131,517,141
Without senior collateral or counter-collateral	1,029,630,169	1,120,843,398

Subject to special monitoring	2,789,052
In observation
With senior “B” collateral and counter-collateral	2,788,963
Without senior collateral or counter-collateral	89

Troubled	5,850,363	7,217,206
With senior “B” collateral and counter-collateral	3,865,735	5,526,792
Without senior collateral or counter-collateral	1,984,628	1,690,414

With high risk of insolvency	156,096	6,026,814
With senior “A” collateral and counter-collateral	103,316	491,940
With senior “B” collateral and counter-collateral		4,112,685
Without senior collateral or counter-collateral	52,780	1,422,189

Irrecoverable	2,965,616	3,295,312
Without senior collateral or counter-collateral	2,965,616	3,295,312

Subtotal commercial	1,248,032,065	1,372,953,484

Jorge Pablo Brito
61	Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	03/31/2024	12/31/2023
Performing	1,554,506,251	1,877,677,557
With senior “A” collateral and counter-collateral	108,764,058	139,681,193
With senior “B” collateral and counter-collateral	82,057,987	114,499,858
Without senior collateral or counter-collateral	1,363,684,206	1,623,496,506

Low risk	22,597,502	15,870,722
With senior “A” collateral and counter-collateral	809,637	385,553
With senior “B” collateral and counter-collateral	1,441,927	408,776
Without senior collateral or counter-collateral	20,345,938	15,076,393

Low risk - in special treatment	71,305	117,533
Without senior collateral or counter-collateral	71,305	117,533

Medium risk	10,687,231	10,644,183
With senior “A” collateral and counter-collateral	152,131	202,406
With senior “B” collateral and counter-collateral	505,203	241,123
Without senior collateral or counter-collateral	10,029,897	10,200,654

High risk	7,954,289	10,208,505
With senior “A” collateral and counter-collateral	107,283	291,015
With senior “B” collateral and counter-collateral	44,015	136,956
Without senior collateral or counter-collateral	7,802,991	9,780,534

Irrecoverable	4,844,593	5,047,199
With senior “A” collateral and counter-collateral	4,813	5,126
With senior “B” collateral and counter-collateral	353,155	525,023
Without senior collateral or counter-collateral	4,486,625	4,517,050

Subtotal consumer and mortgage	1,600,661,171	1,919,565,699
Total	2,848,693,236	3,292,519,183

Jorge Pablo Brito
62	Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Statements of financial position is listed below.

	03/31/2024	12/31/2023
Loans and other financing	2,500,584,654	2,780,228,296
Added:
Allowances for loans and other financing	69,202,619	81,341,779
Adjustment amortized cost and fair value	8,286,204	22,435,659
Debt securities of financial trust - Measured at amortized cost	826,469	1,008,496
Corporate bonds	10,640,358	15,647,704
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(894,010)	(995,773)
Loans to employees	(3,445,554)	(2,984,568)
Guarantees provided and contingent liabilities	263,492,496	395,837,590
Total computable items	2,848,693,236	3,292,519,183

Jorge Pablo Brito
63	Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	03/31/2024		12/31/2023
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	340,285,004	11.95	325,234,962	9.88
50 next largest customers	396,093,375	13.90	448,339,194	13.62
100 next largest customers	228,999,980	8.04	260,601,569	7.90
Other customers	1,883,314,877	66.11	2,258,343,458	68.60

Total (1)	2,848,693,236	100.00	3,292,519,183	100.00

(1)	See reconciliation in Exhibit B.

Jorge Pablo Brito
64	Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	623,817	1,988,230	71,412	88,039	144,390	130,509		3,046,397
Financial sector		30,463,469	455,777	1,268,395	3,378,816	1,972,164	320,326	37,858,947
Non-financial private sector and foreign residents	18,331,945	1,133,635,427	440,730,563	497,800,688	512,036,346	409,403,711	449,472,300	3,461,410,980

Total	18,955,762	1,166,087,126	441,257,752	499,157,122	515,559,552	411,506,384	449,792,626	3,502,316,324

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	164	4,777,539	2,148,952	165,600	275,969	318,501		7,686,725
Financial sector		11,789,627	566,381	3,960,976	5,944,849	3,287,502	1,289,415	26,838,750
Non-financial private sector and foreign residents	23,850,362	1,499,932,361	569,151,441	534,482,203	588,397,166	496,131,106	509,078,566	4,221,023,205

Total	23,850,526	1,516,499,527	571,866,774	538,608,779	594,617,984	499,737,109	510,367,981	4,255,548,680

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
65	Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation of the period
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	Of the period	At the end	Residual value at the end of the period
Cost
Real property	510,541,965	50	568,389	403,381	1,490,923		78,910,352		410,384		2,789,345	81,289,313	430,908,583
Furniture and facilities	90,464,467	10	384,878	550,857	1,009,318	(654)	51,721,192		354,609	(88)	1,539,294	52,905,789	38,401,363
Machinery and equipment	148,568,612	5	4,379,871	1,866,457	190,239	(34,274)	111,493,562		1,614,986	(5,810)	3,252,483	113,125,249	38,112,742
Vehicles	16,865,688	5	756,851	179,700		(16,097)	11,917,284		126,105	(4,194)	471,629	12,258,614	5,168,128
Other	11,367,749	3	735			(15,945)	11,252,576		50,894	(2,041)	60,873	11,260,514	92,025
Work in progress	12,958,619		3,141,798		(2,690,480)								13,409,937
Right of use real property	52,990,590	5	3,453,823	8,758,525		(62,077)	40,623,096	(252,599)	8,776,810	(37,919)	2,306,068	33,861,836	13,761,975
Right of use furniture	3,777,820	5					649,655					649,655	3,128,165
Total property, plant and equipment	847,535,510		12,686,345	11,758,920		(129,047)	306,567,717	(252,599)	11,333,788	(50,052)	10,419,692	305,350,970	542,982,918

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation for the fiscal year						Residual
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Real property	449,515,646	50	59,262,440	257,294	2,021,173		67,640,522	(217,583)	41,632		11,529,045	78,910,352	431,631,613
Furniture and facilities	69,798,774	10	18,173,119	222,648	2,714,468	754	45,987,204	2,788	223,263	102	5,954,361	51,721,192	38,743,275
Machinery and equipment	101,342,312	5	57,043,466	10,409,329	544,117	48,046	108,679,975	1,858	10,409,415	6,962	13,214,182	111,493,562	37,075,050
Vehicles	13,574,543	5	4,540,509	1,252,538	(13,844)	17,018	11,319,641	10,235	1,015,738	4,599	1,598,547	11,917,284	4,948,404
Other	3,912	3	11,341,364	703		23,176	11,197,675		703	2,303	53,301	11,252,576	115,173
Work in progress	6,121,194		13,733,940	72,587	(6,823,928)								12,958,619
Right of use real property	38,348,671	5	16,775,749	2,200,885	6,561	60,494	34,648,825	(1,049)	1,032,156	79,610	6,927,866	40,623,096	12,367,494
Right of use furniture		5	3,777,820								649,655	649,655	3,128,165
Total property, plant and equipment	678,705,052		184,648,407	14,415,984	(1,551,453)	149,488	279,473,842	(203,751)	12,722,907	93,576	39,926,957	306,567,717	540,967,793

Jorge Pablo Brito
66	Chairperson

EXHIBIT F
(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life			Difference	Depreciation of the period					Residual value
Item	beginning of fiscal year	estimated in years	Increases	Decreases	for conversion	Accumulated	Transfers	Decrease	Of the period	At the end	at the end of period
Cost
Leased properties	1,872,684	50				323,563	5,871		3,243	332,677	1,540,007
Other investment properties	44,591,934	50	830,976	103,474	(818)	2,148,181	(8,122)	103,474	208,682	2,245,267	43,073,351
Total investment property	46,464,618		830,976	103,474	(818)	2,471,744	(2,251)	103,474	211,925	2,577,944	44,613,358

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value	Useful life				Difference	Depreciation for the fiscal year					Residual value
Item	at beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	for conversion	Accumulated	Transfers	Decrease	For the fiscal year	At the end	at the end of the fiscal year
Cost
Leased properties	1,872,685	50			(1)		283,113	5,372		35,078	323,563	1,549,121
Other investment properties	40,758,038	50	2,470,089	581,626	1,944,429	1,004	1,316,977	333,379	356,458	854,283	2,148,181	42,443,753
Total investment property	42,630,723		2,470,089	581,626	1,944,428	1,004	1,600,090	338,751	356,458	889,361	2,471,744	43,992,874

Jorge Pablo Brito
67	Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Depreciation of the period					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	end of the period
Cost
Licenses	66,969,713	5	1,373,623			46,353,897	(5,605)		3,164,269	49,512,561	18,830,775
Other intangible assets	295,191,053	5	9,624,787	1,940,850		201,831,739	258,818	1,344,335	10,488,571	211,234,793	91,640,197
Total intangible assets	362,160,766		10,998,410	1,940,850		248,185,636	253,213	1,344,335	13,652,840	260,747,354	110,470,972

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Depreciation for the fiscal year					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Licenses	52,701,643	5	14,268,773		(703)	36,905,668	(1,584)		9,449,813	46,353,897	20,615,816
Other intangible assets	183,303,478	5	112,827,276	931,835	(7,866)	164,034,232	1,666	28,477	37,824,318	201,831,739	93,359,314
Total intangible assets	236,005,121		127,096,049	931,835	(8,569)	200,939,900	82	28,477	47,274,131	248,185,636	113,975,130

Jorge Pablo Brito
68	Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	03/31/2024		12/31/2023
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,201,909,781	23.87	614,268,947	12.02
50 next largest customers	664,528,562	13.20	495,709,242	9.70
100 next largest customers	228,827,295	4.54	208,211,954	4.07
Other customers	2,940,495,279	58.39	3,791,832,471	74.21
Total	5,035,760,917	100.00	5,110,022,614	100.00

Jorge Pablo Brito
69	Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	4,686,284,908	218,303,057	227,523,410	7,339,469	1,849,840	9,057	5,141,309,741
From the non-financial government sector	518,881,630	6,527,430	2,964,178	8,381	1,697		528,383,316
From the financial sector	13,371,241						13,371,241
From the non-financial private sector and foreign residents	4,154,032,037	211,775,627	224,559,232	7,331,088	1,848,143	9,057	4,599,555,184
Liabilities at fair value through profit or loss	19,867,094						19,867,094
Derivative instruments	5,252,316	698,117					5,950,433
Repo transactions	21,054,262	16,837					21,071,099
Other financial institutions	21,054,262	16,837					21,071,099
Other financial liabilities	447,672,694	2,798,392	1,650,878	3,166,450	4,654,889	15,001,601	474,944,904
Financing received from the BCRA and other financial institutions	3,434,739	6,097,531	4,268,924	4,213,708	2,259,959	52,153	20,327,014
Issued corporate bonds	1,093,443	14,181,824	63,913	45,091,845	9,401,665		69,832,690
Subordinated corporate bonds		11,364,635		11,364,635	22,729,272	364,882,989	410,341,531
Total	5,184,659,456	253,460,393	233,507,125	71,176,107	40,895,625	379,945,800	6,163,644,506

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
70	Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	4,694,990,738	282,449,788	211,647,401	99,891,731	1,986,512	22,346	5,290,988,516
From the non-financial government sector	276,883,859	9,260,885	7,699,399		2,573		293,846,716
From the financial sector	30,605,533						30,605,533
From the non-financial private sector and foreign residents	4,387,501,346	273,188,903	203,948,002	99,891,731	1,983,939	22,346	4,966,536,267
Liabilities at fair value through profit or loss	20,962,447						20,962,447
Derivative instruments	622,746	2,130,656	197,692	1,351,752			4,302,846
Other financial institutions	35,881,080	12	3,606	10,658			35,895,356
Repo transactions	35,881,080	12	3,606	10,658			35,895,356
Other financial liabilities	534,471,805	2,099,063	2,556,171	4,235,273	6,670,150	19,308,807	569,341,269
Financing received from the BCRA and other financial institutions	14,037,877	5,606,112	3,767,214	3,200,468	3,347,472	94,062	30,053,205
Issued corporate bonds		129,312	21,482,010	63,444,395	8,460,345		93,516,062
Subordinated corporate bonds			16,248,471	16,248,471	32,496,943	521,687,711	586,681,596
Total	5,300,966,693	292,414,943	255,902,565	188,382,748	52,961,422	541,112,926	6,631,741,297

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
71	Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	03/31/2024
Provisions for eventual commitments	3,195,005	703,172		85,219	(1,130,609)	2,682,349
For administrative, disciplinary and criminal penalties	758				(258)	500
Contingencies with the BCRA		2,543		2,543
Other	10,061,297	3,086,142	373	561,768	(3,511,169)	9,074,129
Total provisions	13,257,060	3,791,857	373	649,530	(4,642,036)	11,756,978

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2023
Provisions for eventual commitments	3,289,869	2,897,021		221,432	(2,770,453)	3,195,005
For administrative, disciplinary and criminal penalties	2,364				(1,606)	758
Contingencies with the BCRA		1,819		1,819
Other	9,517,895	16,016,624	240,380	6,504,879	(8,727,963)	10,061,297
Total provisions	12,810,128	18,915,464	240,380	6,728,130	(11,500,022)	13,257,060

Jorge Pablo Brito
72	Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF MARCH 31,2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	03/31/2024					12/31/2023
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	992,393,932	970,633,576	18,255,440	200,641	3,304,275	1,698,725,006
Debt securities at fair value through profit or loss (1)	122,005,832	122,005,832				2,634,252,639
Other financial assets	104,394,131	99,135,771	54,148		5,204,212	120,056,592
Loans and other financing	507,160,475	504,352,399	225,816		2,582,260	272,891,130
From the non-financial private sector and foreign residents	507,160,475	504,352,399	225,816		2,582,260	272,891,130
Other debt securities	63,578,404	63,578,404				134,407,010
Financial assets delivered as guarantee	24,429,236	24,373,665	55,571			84,550,054
Equity Instruments at fair value through profit or loss	371,778	371,778				521,591
Total assets	1,814,333,788	1,784,451,425	18,590,975	200,641	11,090,747	4,945,404,022

Liabilities
Deposits	1,112,352,691	1,112,329,026	23,665			1,551,798,130
Non-financial government sector	20,913,252	20,913,252				52,057,160
Financial sector	7,536,284	7,536,284				10,774,296
Non-financial private sector and foreign residents	1,083,903,155	1,083,879,490	23,665			1,488,966,674
Liabilities at fair value through profit or loss	14,203,500	14,203,500				20,950,673
Derivative instruments	5,127,009	5,127,009
Other financial liabilities	146,918,112	144,218,411	2,240,629		459,072	130,959,149
Financing from the BCRA and other financial institutions	18,828,672	15,898,929	347,483		2,582,260	23,309,769
Issued corporate bonds	58,645,291	58,645,291				81,650,013
Subordinated corporate bonds	353,562,657	353,562,657				497,665,193
Other non-financial liabilities	4,239,697	4,239,697				6,863,209
Total liabilities	1,713,877,629	1,708,224,520	2,611,777		3,041,332	2,313,196,136

(1)	Mainly including Argentine government discount bonds in dual currency for 15,024,563 and Argentine government Treasury bonds tied to the US dollar for 3,067,315.

Jorge Pablo Brito
73	Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 03/31/2024	Quarter ended 03/31/2023
For measurement of financial assets at fair value through profit or loss
Gain from government securities	1,279,205,460	50,066,629
Gain from private securities	6,579,049	(11,848,619)
Gain from derivative financial instruments Forward transactions	5,165,322	754,331
Gain / (loss) from other financial assets	3,165,288	65,775
Gain from equity instruments at fair value through profit or loss	435,066	197,394
Gain from sales or decreases of financial assets at fair value (1)	(14,504,187)	(1,954,215)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments Options	(7,607,761)	(1,617,179)
Total	1,272,438,237	35,664,116

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

Jorge Pablo Brito
74	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Interest income
for cash and bank deposits	3,134,723	2,134,741
for government securities	29,086,502	431,531,876
for private securities	1,049,607	381,421
for loans and other financing
Non-financial public sector	1,666,183	1,501,473
Financial sector	1,027,390	412,896
Non-financial private sector
Overdrafts	71,365,004	36,221,746
Documents	56,909,484	35,222,511
Mortgage loans	108,751,110	42,681,516
Pledge loans	3,142,762	3,110,065
Personal loans	69,749,155	100,643,359
Credit cards	64,916,578	70,542,157
Financial leases	3,509,792	446,939
Other	83,614,201	43,314,588
for repo transactions
Central Bank of Argentina	151,841,815	26,036,407
Other financial institutions	64,547	62,407
Total	649,828,853	794,244,102
Interest expense
for Deposits
Non-financial private sector
Checking accounts	(64,109,013)	(22,924,336)
Saving accounts	(13,087,739)	(4,969,041)
Time deposits and investments accounts	(449,934,586)	(467,689,883)
Other	(25)
for financing received from the BCRA and other financial institutions	(2,137,158)	(823,757)
for repo transactions
Other financial institutions	(4,109,022)	(4,810,625)
for other financial liabilities	(3,090,680)	(1,446,332)
for issued corporate bonds	(4,746,191)	(62,347)
for other subordinated corporate bonds	(6,034,948)	(5,211,035)
Total	(547,249,362)	(507,937,356)

Jorge Pablo Brito
75	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Income for the period	Other comprehensive income	Income for the period	Other comprehensive income
	Quarter ended 03/31/2024	Quarter ended 03/31/2024	Quarter ended 03/31/2023	Quarter ended 03/31/2023
for debt government securities	64,935,342	6,996,632	92,494,148	(7,293,993)
Total	64,935,342	6,996,632	92,494,148	(7,293,993)

	Income of the period
Item	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Commissions income
Commissions related to obligations	43,327,627	53,108,149
Commissions related to credits	1,018,685	381,610
Commissions related to loans commitments and financial guarantees	1,325,421	6,982
Commissions related to securities value	2,936,020	2,231,729
Commissions for credit cards	27,839,847	31,345,632
Commissions for insurances	3,629,499	5,078,375
Commissions related to trading and foreign exchange transactions	4,113,415	2,070,270
Total	84,190,514	94,222,747

Commissions expense
Commissions related to trading with debt securities	(213,538)	(118,280)
Commissions related to trading and foreign exchange transactions	(944,475)	(400,596)
Other
Commissions paid ATM exchange	(5,378,135)	(5,546,474)
Checkbooks commissions and clearing houses	(1,742,546)	(1,843,311)
Credit cards and foreign trade commissions	(1,851,103)	(859,100)
Total	(10,129,797)	(8,767,761)

Jorge Pablo Brito
76	Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with a significant increase in credit risk	Monetary effect generated by allowances	03/31/2024
Other financial assets	902,568	(126,151)			(294,521)	481,896
Loans and other financing	81,341,779	7,434,993	14,386,433	(4,514,653)	(29,445,933)	69,202,619
Other financial institutions	35,216	(1,749)	27		(11,816)	21,678
To the non-financial private sector and foreign residents
Overdrafts	10,922,241	1,201,877	339,224	(425,531)	(3,831,565)	8,206,246
Documents	4,948,144	1,572,741	127,821	(20,903)	(1,854,697)	4,773,106
Mortgage loans	7,417,213	332,651	753,409	450,402	(2,680,832)	6,272,843
Pledge loans	530,287	74,880	(15,828)	16,358	(188,178)	417,519
Personal loans	15,185,750	627,717	1,123,417	1,300,686	(5,479,141)	12,758,429
Credit cards	16,210,388	339,222	2,339,418	2,174,142	(6,010,302)	15,052,868
Financial leases	162,044	5,255	11,283	41	(56,848)	121,775
Other	25,930,496	3,282,399	9,707,662	(8,009,848)	(9,332,554)	21,578,155
Eventual commitments	3,195,005	402,041	237,621	245	(1,152,563)	2,682,349
Other debt securities	18,211	17,432			(7,965)	27,678
Total of allowances	85,457,563	7,728,315	14,624,054	(4,514,408)	(30,900,982)	72,394,542

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscalyear	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	429,859	995,370			(522,661)	902,568
Loans and other financing	51,948,880	28,166,978	19,400,980	45,800,615	(63,975,674)	81,341,779
Other financial institutions	38,439	50,620			(53,843)	35,216
To the non-financial private sector and foreign residents
Overdrafts	2,487,671	3,275,279	6,248,293	3,806,841	(4,895,843)	10,922,241
Documents	2,673,259	3,491,367	1,654,036	1,294,466	(4,164,984)	4,948,144
Mortgage loans	5,637,220	(168,338)	1,615,941	6,173,273	(5,840,883)	7,417,213
Pledge loans	895,403	(36,389)	371,277	40,025	(740,029)	530,287
Personal loans	19,583,710	8,471,349	967,558	6,027,560	(19,864,427)	15,185,750
Credit cards	13,058,990	9,031,126	2,712,385	8,233,821	(16,825,934)	16,210,388
Financial leases	102,157	108,429	42,518	20,575	(111,635)	162,044
Other	7,472,031	3,943,535	5,788,972	20,204,054	(11,478,096)	25,930,496
Eventual commitments	3,289,869	2,850,810	149,281	814	(3,095,769)	3,195,005
Other debt securities	3,755	25,186		262	(10,992)	18,211
Total of allowances	55,672,363	32,038,344	19,550,261	45,801,691	(67,605,096)	85,457,563

Jorge Pablo Brito
77	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	03/31/2024	12/31/2023
ASSETS
Cash and deposits in banks	8		878,300,066	1,428,625,988
Cash			306,830,816	539,275,203
Central Bank of Argentina			274,295,727	515,509,854
Other local and foreign entities			296,679,330	373,755,966
Other			494,193	84,965
Debt securities at fair value through profit or loss	8	A	3,909,575,258	2,345,991,270
Derivative financial instruments	8		42,279,672	136,769
Repo transactions	8		218,319,703	799,820,555
Other financial assets	5, 7 and 8	R	99,642,911	139,053,183
Loans and other financing	6, 7 and 8	B, C, D and R	2,130,332,976	2,319,119,101
Non-financial public sector			2,816,898	7,151,377
Other financial entities			29,295,452	8,682,795
Non-financial private sector and foreign residents			2,098,220,626	2,303,284,929
Other debt securities	7 and 8	A and R	404,237,992	545,940,484
Financial assets delivered as guarantee	8 and 29		119,209,640	149,665,110
Equity instruments at fair value through profit or loss	8	A	2,701,008	3,973,684
Investments in subsidiaries, associates and joint arrangements	10		463,386,189	466,341,904
Property, plant and equipment		F	487,412,533	484,993,662
Intangible assets		G	85,009,779	86,282,050
Other non-financial assets	11		51,561,461	65,295,871
Non-current assets held for sale			36,966,066	36,966,067
TOTAL ASSETS			8,928,935,254	8,872,205,698

Jorge Pablo Brito
78	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	03/31/2024	12/31/2023
LIABILITIES
Deposits	8 and 13	H and I	4,308,084,818	4,183,504,490
Non-financial public sector			517,538,659	282,727,782
Financial sector			8,330,258	11,254,151
Non-financial private sector and foreign residents			3,782,215,901	3,889,522,557
Derivative financial instruments	8	I	148,703	113,930
Repo transactions	8	I	20,856,886	35,784,780
Other financial liabilities	8 and 15	I	298,470,069	390,435,332
Financing received from the BCRA and other financial institutions	8	I	10,756,481	11,475,939
Issued corporate bonds	8 and 35	I	60,842,410	86,062,071
Current income tax liabilities	19		291,589,818	282,541,233
Subordinated corporate bonds	8 and 35	I	354,537,635	499,037,547
Provisions	15	J and R	8,752,197	8,902,791
Deferred income tax liabilities			48,439,388	60,592,678
Other non-financial liabilities	16		166,343,418	214,354,831
TOTAL LIABILITIES			5,568,821,823	5,772,805,622

SHAREHOLDERS’ EQUITY
Capital stock	27	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			866,848,912	866,848,912
Earnings reserved			1,267,024,498	1,267,024,498
Unappropriated retained earnings			891,406,193	924,592
Accumulated other comprehensive income			46,344,907	61,051,279
Net income of the period / fiscal year			275,419,727	890,481,601
TOTAL SHAREHOLDERS’ EQUITY			3,360,113,431	3,099,400,076
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			8,928,935,254	8,872,205,698

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
79	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Interest income		Q	612,726,321	884,761,681
Interest expense		Q	(473,630,169)	(506,643,368)
Net interest income			139,096,152	378,118,313
Commissions income	20	Q	73,397,532	92,574,707
Commissions expense		Q	(5,813,042)	(7,131,204)
Net commissions income			67,584,490	85,443,503
Subtotal (Net interest income plus Net commissions income)			206,680,642	463,561,816
Net gain from measurement of financial instruments at fair value through profit or loss		Q	1,148,644,610	21,141,926
Profit from sold or derecognized assets at amortized cost				232
Differences in quoted prices of gold and foreign currency	21		71,906,980	140,980,351
Other operating income	22		25,448,117	16,012,729
Credit loss expense on financial assets			(15,145,756)	(13,453,556)
Net operating income			1,437,534,593	628,243,498
Employee benefits	23		(104,707,360)	(88,285,779)
Administrative expenses	24		(54,443,446)	(43,341,341)
Depreciation and amortization of fixed assets		F and G	(19,600,765)	(18,669,726)
Other operating expenses	25		(122,742,814)	(90,140,143)
Operating income			1,136,040,208	387,806,509
Income from subsidiaries, associates and joint arrangements	10		6,931,379	4,826,293
Loss on net monetary position			(780,334,603)	(336,115,091)
Income before tax on continuing operations			362,636,984	56,517,711
Income tax on continuing operations	19.b)		(87,217,257)	(18,649,171)
Net income from continuing operations			275,419,727	37,868,540
Net income of the period			275,419,727	37,868,540

Jorge Pablo Brito
80	Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Net profit attributable to parent’s shareholders	275,419,727	37,868,540
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	275,419,727	37,868,540
Weighted average of outstanding common shares of the period	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413
Basic earnings per share (in pesos)	430.7384	59.2239

Jorge Pablo Brito
81	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Net income of the period			275,419,727	37,868,540
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences from Financial Statements conversion			(14,063,350)	(822,130)
Foreign currency translation differences of the period			(14,063,350)	(822,130)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(5,507,050)	(2,542,980)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	622,844	(7,434,816)
Adjustment for reclassification of the period			(9,095,229)	3,522,537
Income tax	19.b)		2,965,335	1,369,299
Interest in other comprehensive income of associates and joint ventures accounted for using the participation method			4,864,028	140,823
Income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method			4,864,028	140,823
Total other comprehensive loss that will be reclassified to profit or loss			(14,706,372)	(3,224,287)
Total other comprehensive loss			(14,706,372)	(3,224,287)
Total comprehensive income of the period			260,713,355	34,644,253

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
82	Chairperson

CONDESED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	866,848,912	16,921,591	44,129,688	519,629,920	747,394,578	891,406,193	3,099,400,076
Total comprehensive income of the period
- Net income of the period									275,419,727	275,419,727
- Other comprehensive loss of the period					(14,063,350)	(643,022)				(14,706,372)
Amount at the end of the period		639,413	12,429,781	866,848,912	2,858,241	43,486,666	519,629,920	747,394,578	1,166,825,920	3,360,113,431

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the period		639,413	12,429,781	866,848,912	2,125,031	(1,976,834)	478,987,599	856,497,096	203,856,604	2,419,407,602
Total comprehensive income of the period
- Net income of the period									37,868,540	37,868,540
- Other comprehensive loss of the period					(822,130)	(2,402,157)				(3,224,287)
Amount at the end of the period		639,413	12,429,781	866,848,912	1,302,901	(4,378,991)	478,987,599	856,497,096	241,725,144	2,454,051,855

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L. O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
83	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	03/31/2024	03/31/2023
Cash flows from operating activities
Income of the period before income tax		362,636,984	56,517,711
Adjustment for the total monetary effect of the period		780,334,603	336,115,091
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		19,600,765	18,669,726
Credit loss expense on financial assets		15,145,756	13,453,556
Difference in quoted prices of foreign currency		(31,384,428)	(94,196,150)
Other adjustments		(586,426,851)	249,220,100
Net increase / (decrease) from operating assets:
Debt securities at fair value through profit or loss		(1,562,962,182)	(110,952,029)
Derivative financial instruments		(42,142,903)	200,790
Repo transactions		581,500,852	140,679,974
Loans and other financing
Non-financial public sector		4,334,479	4,951,886
Other financial entities		(20,612,657)	(2,823,822)
Non-financial private sector and foreign residents		189,918,547	106,146,839
Other debt securities		141,702,492	516,698,449
Financial assets delivered as guarantee		30,455,470	(665,056)
Equity instruments at fair value through profit or loss		1,272,676	(191,563)
Other assets		56,095,468	(5,430,328)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		234,810,877	(88,385,881)
Financial sector		(2,923,893)	(395,106)
Non-financial private sector and foreign residents		(107,306,656)	(355,901,383)
Derivative financial instruments		34,773	378,219
Repo transactions		(14,927,894)	17,401,532
Other liabilities		(138,282,854)	(101,947,408)
Income tax payments		(1,011,392)	(11,830,824)
Total cash from operating activities (A)		(90,137,968)	687,714,323

Jorge Pablo Brito
84	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	03/31/2024	03/31/2023
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(17,305,571)	(19,443,743)
Total cash used in investing activities (B)		(17,305,571)	(19,443,743)
Cash flows from financing activities
Payments:
Non-subordinated corporate bonds		(57,064)	(48,683)
Other payments related to financing activities		(1,477,011)	(1,611,949)
Collections / Incomes:
Financing from local financial entities		2,464,429	6,249,741
Total cash used in financing activities (C)		930,354	4,589,109
Effect of exchange rate fluctuations (D)		58,727,945	153,728,359
Monetary effect on cash and cash equivalents (E)		(501,918,876)	(667,522,053)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(549,704,116)	159,065,995
Cash and cash equivalents at the beginning of the fiscal year	32	1,428,625,988	3,454,026,368
Cash and cash equivalents at the end of the period	32	878,921,872	3,613,092,363

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

85	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements as of December 31, 2023, already issued, this is a structured entity in which the Bank has control.

During 2023, 2022, 2021 and 2020 the Bank in conjunction with other entities of the argentine financial system made contributions in the company Play Digital SA for a total amount of 977,225 (not restated), reaching an equity interest of 9.1886%. See also Note 1 to the condensed consolidated interim Financial Statements.

On May 18, 2023, Banco Macro SA acquired 100% of Macro Agro SAU (formerly known as Comercio Interior SAU) capital stock at USD 5,218,800 payable with the proceeds of this company’s dividends. The main purpose of this company is grain brokerage. For further information see also Note 9.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 1 to the condensed consolidated interim Financial Statements.

On May 22, 2024, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

86

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income of the period ended March 31, 2024, would have recorded a decrease in “Other operating income” for an amount of 2,012,244. On the other hand, an increase in “Loss on net monetary position” for an amount of 1,554,435 and a decrease in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 215,304, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the period ended March 31, 2023 a decrease in “Other operating income” for an amount of 4,654,240. On the other hand, a decrease in “Loss on net monetary position” for an amount of 1,407,955 and an increase in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 6,429,045, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income of the three-month periods ended March 31, 2024 and 2023.

Applicable Accounting Policies

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7899. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements as of December 31, 2023, already issued presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 9, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

87

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the condensed separate interim statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balance”) of Banco Macro SA.

New standards adopted

New standards adopted are described in Note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2024 and December 31, 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	1,537,520,296	1,806,755,101
Guarantees granted (1)	68,606,753	104,530,087
Overdraft and unused agreed commitments (1)	7,846,548	11,899,054
Subtotal	1,613,973,597	1,923,184,242
Less: Allowance for ECL	(1,898,500)	(2,075,697)
Total	1,612,075,097	1,921,108,545

88

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 1,113,326 and 991,299, as of March 31, 2024 and December 31, 2023, respectively. The Overdraft and unused agreed commitments include an amount of 12,409 and 17,740, as of March 31, 2024 and December 31, 2023, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Sundry debtors	98,027,030	136,816,341
Receivables from spot sales of government securities pending settlement	703,963
Receivables from spot sales of foreign currency pending settlement	435,897	1,993,009
Private securities	207,604	96,130
Other	609,093	804,216
Subtotal	99,983,587	139,709,696
Less: Allowances for ECL	(340,676)	(656,513)
Total	99,642,911	139,053,183

Disclosures related to allowance for ECL are detailed in Note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Non-financial public sector (1)	2,816,898	7,151,377
Other financial entities	29,295,452	8,682,795
Other financial entities	29,316,586	8,716,584
Less: allowance for ECL	(21,134)	(33,789)
Non-financial private sector and foreign residents	2,098,220,626	2,303,284,929
Overdrafts	225,098,413	260,688,035
Documents	468,392,856	481,828,727
Mortgage loans	230,651,603	239,622,112
Pledge loans	32,927,653	42,647,211
Personal loans	302,877,045	343,321,647
Credit cards	553,947,672	675,749,731
Financial leases	1,329,269	2,161,652
Other	331,351,166	311,889,710
Less: allowance for ECL	(48,355,051)	(54,623,896)
Total	2,130,332,976	2,319,119,101

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

89

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 8 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, Note 8 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the condensed consolidated interim statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows.

7.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	03/31/2024	12/31/2023
Loans and other financing	2,178,709,161	2,373,776,786
Individual assessment	686,063,986	592,322,792
Collective assessment	1,492,645,175	1,781,453,994
Less: Allowance for ECL (1)	(48,376,185)	(54,657,685)
Total	2,130,332,976	2,319,119,101

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

As explained in Note 45.1.3 to the consolidated Financial Statements as of December 31, 2023, already issued, “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for expectations of increased risk due to the change in economic policy”, the Bank resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust imbalances macroeconomics and an inflation stabilization plan. As of March 31, 2024 and December 31, 2023, said adjustment was estimated at 10,089,134 and 16,645,255, respectively, as explained in the section "Adjustment for uncertainty about conditions of accessing loans to MIPYMES" of the aforementioned note.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

90

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		03/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,033,425,183	67,501,567		2,100,926,750	96.43
High grade	0.00% - 3.50%	1,892,667,555	20,343,646		1,913,011,201	87.80
Standard grade	3.51% - 7.00%	90,900,867	12,983,883		103,884,750	4.77
Sub-standard grade	7.01% - 33.00%	49,856,761	34,174,038		84,030,799	3.86
Past due but not impaired (1)	33.01% - 99.99%	17,720,462	38,081,095		55,801,557	2.56
Impaired	100%			21,980,854	21,980,854	1.01
	Total	2,051,145,645	105,582,662	21,980,854	2,178,709,161	100
	%	94.14	4.85	1.01	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,230,449,586	72,366,862		2,302,816,448	97.01
High grade	0.00% - 3.50%	2,077,080,083	26,257,674		2,103,337,757	88.61
Standard grade	3.51% - 7.00%	101,649,460	16,305,773		117,955,233	4.97
Sub-standard grade	7.01% - 33.00%	51,720,043	29,803,415		81,523,458	3.43
Past due but not impaired (1)	33.01% - 99.99%	14,491,312	30,913,862		45,405,174	1.91
Impaired	100%			25,555,164	25,555,164	1.08
	Total	2,244,940,898	103,280,724	25,555,164	2,373,776,786	100
	%	94.57	4.35	1.08	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

7.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages at the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

		03/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		672,982,511	7,882,920		680,865,431	99.24
High grade	0.00% - 3.50%	622,506,360	4,528,404		627,034,764	91.39
Standard grade	3.51% - 7.00%	26,756,884	60,503		26,817,387	3.91
Sub-standard grade	7.01% - 33.00%	23,719,267	3,294,013		27,013,280	3.94
Past due but not impaired	33.01% - 99.99%
Impaired	100%			5,198,555	5,198,555	0.76
	Total	672,982,511	7,882,920	5,198,555	686,063,986	100
	%	98.09	1.15	0.76	100

91

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		573,821,922	10,755,511		584,577,433	98.69
High grade	0.00% - 3.50%	519,228,060	6,475,226		525,703,286	88.75
Standard grade	3.51% - 7.00%	31,120,908			31,120,908	5.25
Sub-standard grade	7.01% - 33.00%	23,472,954	4,280,285		27,753,239	4.69
Past due but not impaired	33.01% - 99.99%
Impaired	100%			7,745,359	7,745,359	1.31
	Total	573,821,922	10,755,511	7,745,359	592,322,792	100
	%	96.87	1.82	1.31	100

7.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and classification by stages at the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

		03/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,360,442,672	59,618,647		1,420,061,319	95.14
High grade	0.00% - 3.50%	1,270,161,195	15,815,242		1,285,976,437	86.16
Standard grade	3.51% - 7.00%	64,143,983	12,923,380		77,067,363	5.16
Sub-standard grade	7.01% - 33.00%	26,137,494	30,880,025		57,017,519	3.82
Past due but not impaired (1)	33.01% - 99.99%	17,720,462	38,081,095		55,801,557	3.74
Impaired	100%			16,782,299	16,782,299	1.12
	Total	1,378,163,134	97,699,742	16,782,299	1,492,645,175	100
	%	92.33	6.55	1.12	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,656,627,664	61,611,351		1,718,239,015	96.45
High grade	0.00% - 3.50%	1,557,852,023	19,782,448		1,577,634,471	88.56
Standard grade	3.51% - 7.00%	70,528,552	16,305,773		86,834,325	4.87
Sub-standard grade	7.01% - 33.00%	28,247,089	25,523,130		53,770,219	3.02
Past due but not impaired (1)	33.01% - 99.99%	14,491,312	30,913,862		45,405,174	2.55
Impaired	100%			17,809,805	17,809,805	1.00
	Total	1,671,118,976	92,525,213	17,809,805	1,781,453,994	100
	%	93.81	5.19	1.00	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

92

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	9,927,657			9,927,657	92.31
Financial trusts	826,469			826,469	7.69
Total	10,754,126			10,754,126	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	14,412,193			14,412,193	93.46
Financial trusts	1,008,496			1,008,496	6.54
Total	15,420,689			15,420,689	100
%	100			100

The related ECL for Corporate Bonds as of March 31, 2024 and December 31, 2023 amounted to 24,099 and 12,686, respectively. The ECL related to financial trusts as of March 31, 2024 and December 31, 2023 amounted to 433 and 211, respectively.

7.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A.

7.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	99,775,983			99,775,983	100
Total	99,775,983			99,775,983	100
%	100			100

93

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	139,613,566			139,613,566	100
Total	139,613,566			139,613,566	100
%	100			100

The ECL related to these types of instruments amounted to 340,676 and 656,513 as of March 31, 2024 and December 31, 2023, respectively.

Exhibit R “Value correction for losses – Allowances for bad debt risk” also shows the evolution of the forecasts for expected credit losses at the sector and product level.

7.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	1,519,628,494	17,888,879	2.923	1,537,520,296	95.33
Guarantees granted	67,086,240	407,187		67,493,427	4.18
Overdraft and unused agreed commitments	7,834,139			7,834,139	0.49
Total	1,594,548,873	18,296,066	2.923	1,612,847,862	100
%	98.87	1.13		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	1,794,234,291	12,517,118	3,692	1,806,755,101	93.99
Guarantees granted	103,538,788			103,538,788	5.39
Overdraft and unused agreed commitments	11,881,314			11,881,314	0.62
Total	1,909,654,393	12,517,118	3,692	1,922,175,203	100
%	99.35	0.65		100

The related ECL for undrawn commitments of credit cards and checking accounts as of March 31, 2024 and December 31, 2023 amounted to 1,463,304 and 1,493,351, respectively. The ECL related to guarantees granted as of March 31, 2024 and December 31, 2023 amounted to 430,477 and 517,390, respectively. The ECL related to overdraft and unused agreed commitments as of March 31, 2024 and December 31, 2023 amounted to 4,719 and 64,956, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

94

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of March 31, 2024 and December 31, 2023:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	3,909,575,258	388,303,998	3,521,261,624	9,636
Derivatives financial instruments (1)	42,279,672	82,263	42,197,409
Other financial assets	207,604			207,604
Financial assets delivered as guarantee	27,207,398	27,207,398
Investments in equity instruments	2,701,008	642,316		2,058,692

At fair value through OCI
Other debt securities	243,148,336	243,148,336
Total	4,225,119,276	659,384,311	3,563,459,033	2,275,932
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	148,703	26,511	122,192
Total	148,703	26,511	122,192

(1)	Includes the premium corresponding to the subscription of put options.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	2,345,991,270	2,332,079,632	13,901,000	10,638
Derivatives financial instruments	136,769	995	135,774
Other financial assets	96,130			96,130
Financial assets delivered as guarantee	38,252,478	38,252,478
Investments in equity instruments	3,973,684	854,653		3,119,031

At fair value through OCI
Other debt securities	334,742,642	334,742,642
Total	2,723,192,973	2,705,930,400	14,036,774	3,225,799
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	113,930	61,240	52,690
Total	113,930	61,240	52,690

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year for the financial assets recognized at fair value, categorized as level 3:

	As of March 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	10,638	96,130	3,119,031
Transfers to level 3
Transfers from level 3
Profit and loss	41,043	165,079	1,786
Recognition and derecognition	(2,760)	18,222
Monetary effects	(39,285)	(71,827)	(1,062,125)
Amount at the end of the period	9,636	207,604	2,058,692

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	4,872,074	233,319	3,234,230
Transfers to level 3
Transfers from level 3 (1)			(213,223)
Profit and loss	3,535,732	56,497	3,411,737
Recognition and derecognition	(5,238,962)
Monetary effects	(3,158,206)	(193,686)	(3,313,713)
Amount at the end of the fiscal year	10,638	96,130	3,119,031

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Note 10 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of March 31, 2024 and December 31, 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of March 31, 2024 and December 31, 2023:

	03/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	878,300,066	878,300,066			878,300,066
Repo transactions	218,319,703	218,319,703			218,319,703
Other financial assets	99,435,307	99,435,307			99,435,307
Loans and other financing	2,130,332,976			1,942,304,365	1,942,304,365
Other debt securities	161,089,656	204,814,029	3,262,571		208,076,600
Financial assets delivered as guarantee	92,002,242	92,002,242			92,002,242
Total	3,579,479,950	1,492,871,347	3,262,571	1,942,304,365	3,438,438,283
Financial liabilities
Deposits	4,308,084,818	2,028,382,070		2,293,865,906	4,322,247,976
Repo transactions	20,856,886	20,856,886			20,856,886
Other financial liabilities	298,470,069	284,087,413	13,584,746		297,672,159
Financing received from the BCRA and other financial institutions	10,756,481	10,489,211	267,270		10,756,481
Issued corporate bonds	60,842,410		60,706,297		60,706,297
Subordinated corporate bonds	354,537,635		318,993,309		318,993,309
Total	5,053,548,299	2,343,815,580	393,551,622	2,293,865,906	5,031,233,108

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,428,625,988	1,428,625,988			1,428,625,988
Repo transactions	799,820,555	799,820,554			799,820,554
Other financial assets	138,957,053	138,957,053			138,957,053
Loans and other financing	2,319,119,101			2,256,557,116	2,256,557,116
Other debt securities	211,197,842	64,169,076	84,249,560	73,855,919	222,274,555
Financial assets delivered as guarantee	111,412,632	111,412,631			111,412,631
Total	5,009,133,171	2,542,985,302	84,249,560	2,330,413,035	4,957,647,897

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	4,183,504,490	2,512,320,735		1,673,554,593	4,185,875,328
Repo transactions	35,784,780	35,784,780			35,784,780
Other financial liabilities	390,435,332	373,764,091	15,916,957		389,681,048
Financing received from the BCRA and other financial institutions	11,475,939	11,141,241	334,699		11,475,940
Issued corporate bonds	86,062,071		87,293,559		87,293,559
Subordinated corporate bonds	499,037,547		422,482,506		422,482,506
Total	5,206,300,159	2,933,010,847	526,027,721	1,673,554,593	5,132,593,161

9.	BUSINESS COMBINATIONS

9.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU). Detailed information on this transaction is included in Note 11.1 to the condensed consolidated interim Financial Statements.

9.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 11.2 to the condensed consolidated interim Financial Statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in Note 12 to the condensed consolidated interim Financial Statements.

11.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Investment property (see Exhibit F)	40,651,070	40,655,999
Advanced prepayments	9,382,506	7,575,562
Tax advances	1,272,587	16,948,383
Other	255,298	115,927
Total	51,561,461	65,295,871

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2024 and December 31, 2023, amounts balances related to transactions generated with related parties are as follows:

	As of March 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	6,870									6,870
Other financial assets				7,557,567						7,557,567
Loans and other financing (3)
Other financial entities						12,870,060				12,870,060
Documents									420,520	420,520
Overdraft					164			3,683	2,660,487	2,664,334
Credit cards								476,461	103,916	580,377
Lease					24,651				48,086	72,737
Personal loans								335		335
Mortgage loans								2,019,220		2,019,220
Other loans (4)								579,345	19,796,238	20,375,583
Guarantee granted									26,893,116	26,893,116
Total assets	6,870			7,557,567	24,815	12,870,060		3,079,044	49.922.363	73,460,719

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of March 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		50,573,810	222,945	7,247	11,827		363,367	12,013,189	7,970,939	71,163,324
Other financial liabilities								3,678	10,052	13,730
Issued corporate bonds		2,175,000								2,175,000
Subordinated corporate bonds				842,027	132,952					974,979
Other non-financial liabilities									2,450,680	2,450,680
Total liabilities		52,748,810	222,945	849,274	144,779		363,367	12,016,867	10,431,671	76,777,713

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of March 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Banco BMA SAU, Key management personnel and Other related parties amounted to 8,678,890, 36,658, 14,026,609, 3,988,693 and 62,141,538, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	9,822								9,822
Other financial assets				12,624,218					12,624,218
Loans and other financing (3)
Documents								1,947,565	1,947,565
Overdraft							382,413	4,036,320	4,418,733
Credit cards							739,512	195,363	934,875
Lease					46,966			78,240	125,206
Personal loans							6,990		6,990
Mortgage loans							1,913,368		1,913,368
Other loans (4)							526,313	7,212,384	7,738,697
Guarantee granted								39,963,568	39,963,568
Total assets	9,822			12,624,218	46,966		3,568,596	53,433,440	69,683,042
Liabilities
Deposits		23,933,528	392,024	37,422	16,936	461,417	7,596,989	22,643,909	55,082,225
Other financial liabilities							4,191	81,027	85,218
Issued corporate bonds		4,374,264							4,374,264
Subordinated corporate bonds				1,185,215	187,139				1,372,354
Other non-financial liabilities								3,823,505	3,823,505
Total liabilities		28,307,792	392,024	1,222,637	204,075	461,417	7,601,180	26,548,441	64,737,566

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 32,806,934, 103,864, 5,230,317 and 78,095,857, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the three-month periods ended March 31, 2024 and 2023 with related parties are as follows:

	As of March 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		58,218			5,126	159,037	1	1,000,637	2,043,367	3,266,386
Interest expense						(46,575)	(24,968)	(15,799)	(646,982)	(734,324)
Commissions income		27,157		1,939			173	237	27,478	56,984
Commissions expense				(2,985)				(87)	(45,345)	(48,417)
Other operating income				1,482,493	2,392		755		4,731	1,490,371
Administrative expense									(1,040,142)	(1,040,142)
Other operating expense									(301,475)	(301,475)
Total income / (loss)		85,375		1,481,447	7,518	112,462	(24,039)	984,988	41,632	2,689,383

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

	As of March 31, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		3,177				410,571	1,407,313	1,821,061
Interest expense					(31,716)	(103,158)	(78,125)	(212,999)
Commissions income		44,764		1,133	900	182	25,976	72,955
Commissions expense				(18,924)		(47)		(18,971)
Other operating income		101,102	50	1,638,413			70	1,739,635
Administrative expense							(1,050,284)	(1,050,284)
Other operating expense							(67,893)	(67,893)
Total income / (loss)		149,043	50	1,620,622	(30,816)	307,548	237,057	2,283,504

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2024 and 2023 amounted to 957,513 and 819,882, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

In addition, fees received by the Directors as of March 31, 2024 and 2023 amounted to 957,513 and 819,882, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	03/31/2024	12/31/2023
Board of Directors	12	12
Senior managers of the key management personnel	11	11
Total	23	23

13.	DEPOSITS

The composition of deposits as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Non-financial public sector	517,538,659	282,727,782
Financial sector	8,330,258	11,254,151
Non-financial private sector and foreign residents	3,782,215,901	3,889,522,557
Checking accounts	372,363,166	487,961,704
Saving accounts	1,418,907,019	1,820,761,688
Time deposits	1,756,620,934	1,412,342,875
Investment accounts	175,481,847	102,282,707
Other	58,842,935	66,173,583
Total	4,308,084,818	4,183,504,490

14.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Credit and debit card settlement - due to merchants	220,639,745	296,182,853
Payment orders pending to foreign exchange settlement	31,454,485	40,798,643
Collections and other transactions on account and behalf of others	14,329,045	15,181,181
Finance leases liabilities	10,409,941	12,515,830
Amounts payable for spot purchases of government securities pending settlement	1,167,585
Amounts payable for spot purchases of foreign currency pending settlement	1,045,385	2,011,342
Other	19,423,883	23,745,483
Total	298,470,069	390,435,332

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of March 31, 2024 and December 31, 2023.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

The expected terms to settle these obligations are as follows:

	03/31/2024
Composition	Within 12 months	Over 12 months	03/31/2024	12/31/2023
For administrative, disciplinary and criminal penalties		500	500	758
Letters of credits, guarantees and other commitments (1)	1,898,500		1,898,500	2,075,697
Commercial claims in progress (2)	1,627,509	827,736	2,455,245	3,331,912
Labor lawsuits	852,765	170,931	1,023,696	791,857
Pension funds - reimbursement	801,772	510,165	1,311,937	1,848,780
Other	838	2,061,481	2,062,319	853,787
Total	5,181,384	3,570,813	8,752,197	8,902,791

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 36.2.

16.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Salaries, bonuses and payroll taxes payables	53,723,161	60,138,868
Withholdings	38,791,395	55,573,254
Taxes payables	39,040,380	46,661,716
Miscellaneous payables	21,950,797	24,371,080
Directors’ and syndics’ fees payable	10,002,050	24,261,019
Retirement pension payment orders pending settlement	1,771,666	2,194,192
Dividends payable	83,595	121,511
Other	980,374	1,033,191
Total	166,343,418	214,354,831

17.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2024 and December 31, 2023:

03/31/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	878,300,066
Debt securities at fair value through profit or loss		7,199,230	3,902,376,028
Derivative financial instruments		42,279,672
Repo transactions		218,319,703
Other financial assets	34,689,337	19,970,763	44,982,811
Loans and other financing (1)	4,183,922	1,643,220,000	482,929,054
Other debt securities		317,213,663	87,024,329
Financial assets delivered as guarantee	90,966,642	28,242,998
Investments in equity instruments	2,701,008
Total assets	1,010,840,975	2,276,446,029	4,517,312,222

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

03/31/2024	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	1,996,415,496	2,311,477,627	191,695
Derivative financial instruments		148,703
Repo transactions		20,856,886
Other financial liabilities		290,021,621	8,448,448
Financing received from the BCRA and other financial institutions		10,756,481
Issued corporate bonds		60,842,410
Subordinated corporate bonds		11,570,955	342,966,680
Total liabilities	1,996,415,496	2,705,674,683	351,606,823

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	1,428,625,988
Debt securities at fair value through profit or loss		2,314,152,593	31,838,677
Derivative financial instruments		136,769
Repo transactions		799,820,555
Other financial assets	47,553,125	23,008,069	68,491,989
Loans and other financing (1)	772,618	1,833,342,126	485,004,357
Other debt securities		148,005,772	397,934,712
Financial assets delivered as guarantee	103,499,429	46,165,681
Investments in equity instruments	3,973,684
Total assets	1,584,424,844	5,164,631,565	983,269,735
Liabilities
Deposits	2,474,163,751	1,709,045,127	295,612
Derivative financial instruments		113,930
Repo transactions		35,784,780
Other financial liabilities		379,039,390	11,395,942
Financing received from the BCRA and other financial institutions		11,475,939
Issued corporate bonds		86,062,071
Subordinated corporate bonds		8,702,473	490,335,074
Total liabilities	2,474,163,751	2,230,223,710	502,026,628

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

18.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 20 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

19.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 21 to the condensed consolidated interim Financial Statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

Composition	03/31/2024	03/31/2023
Current income tax expense	99,370,547	17,422,280
(Income) / loss for deferred income taxes	(12,153,290)	1,226,891
Income tax loss recorded in the statement of income	87,217,257	18,649,171
Income tax profit recorded in other comprehensive income	(2,965,335)	(1,369,299)
Total	84,251,922	17,279,872

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of Note 21 to the condensed consolidated interim Financial Statements). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for the Bank for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the AFIP requesting that 654,673 paid as income tax for the 2022 tax period be reimbursed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

20.	COMMISSIONS INCOME

Composition	03/31/2024	03/31/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	41,431,863	52,979,092
Commissions related to credit cards	24,307,619	30,927,250
Commissions related to insurance	3,255,766	5,078,375
Commissions related to trading and foreign exchange transactions	2,114,401	1,990,454
Commissions related to securities value	960,051	787,753
Commissions related to loans and other financing	744,126	232,192
Commissions related to financial guarantees granted	1,248	6,982
Performance obligations satisfied over certain time period
cards Commissions related to trading and foreign exchange transactions	291,941	79,816
Commissions related to credit	287,128	418,382
Commissions related to loans and other financing	3,461	72,612
Commissions related to obligations	(72)	1,799
Total	73,397,532	92,574,707

21.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2024	03/31/2023
Translation of foreign currency assets and liabilities into pesos	71,706,073	140,129,743
Income from foreign currency exchange	200,907	850,608
Total	71,906,980	140,980,351

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

22.	OTHER OPERATING INCOME

Composition	03/31/2024	03/31/2023
Adjustments and interest from other receivables	6,545,168	5,205,901
Adjustments from other receivables with CER clauses	5,217,585	2,128,870
Services	3,680,172	4,574,303
Other receivables from financial intermediation	2,195,359	492,065
Other	7,809,833	3,611,590
Total	25,448,117	16,012,729

23.	EMPLOYEE BENEFITS

Composition	03/31/2024	03/31/2023
Remunerations	69,014,743	60,194,124
Payroll taxes	18,330,203	15,170,119
Compensations and bonuses to employees	14,570,999	9,875,111
Employee services	2,791,415	3,046,425
Total	104,707,360	88,285,779

24.	ADMINISTRATIVE EXPENSES

Composition	03/31/2024	03/31/2023
Fees to directors and syndics	11,253,382	1,544,337
Taxes	8,717,176	7,430,633
Maintenance, conservation and repair expenses	6,706,457	6,883,819
Armored truck, documentation and events	5,166,829	6,292,248
Electricity and communications	4,763,197	4,123,921
Other fees	4,392,558	4,621,264
Security services	3,540,877	4,322,143
Advertising and publicity	2,630,522	1,765,400
Software	2,577,393	3,028,030
Hired administrative services	1,671,131	323,538
Representation, travel and transportation expenses	644,815	826,277
Stationery and office supplies	303,586	402,605
Insurance	243,598	367,666
Leases	173,109	177,395
Other	1,658,816	1,232,065
Total	54,443,446	43,341,341

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

25.	OTHER OPERATING EXPENSES

Composition	03/31/2024	03/31/2023
Turnover tax	81,945,248	53,572,859
From credit cards	25,355,729	19,973,003
Charges for other provisions	3,401,601	2,544,617
Deposit guarantee fund contributions	1,418,650	2,351,616
Insurance claims	977,178	890,209
Other adjustments and interests for miscellaneous obligations	536,046	394,725
Donations	529,813	800,371
Taxes	25,016	179,093
Loss from sale or depreciation of property, plant and equipment	19,466
Loss from sale or impairment of investment in properties and other non-financial assets		174,931
Other	8,534,067	9,258,719
Total	122,742,814	90,140,143

26.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	03/31/2024	12/31/2023	03/31/2023	12/31/2022
Cash and deposits in banks	878,300,066	1,428,625,988	1,115,605,567	1,133,247,479
Debt securities at fair value through profit or loss	621,806
Other debt securities			2,497,486,796	2,320,778,889
Total	878,921,872	1,428,625,988	3,613,092,363	3,454,026,368

27.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to March 31, 2024, amounted to 639,413. See also Exhibit K.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

28.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.6285% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12755 issued on March 4, 2024.

29.	RESTRICTED ASSETS

As of March 31, 2024 and December 31, 2023 the following Bank’s assets are restricted:

Composition		03/31/2024	12/31/2023
Debt securities at fair value through profit or loss and Other debt securities
•	Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02/14/2025, as of March 31, 2024 and Argentine government discount bonds in dual currency – Maturity - 02/28/2024, as of December 31, 2023, for the contribution to Guarantee Fund II in BYMA in accordance to section 45, Law 26,831 and its complementary regulations established in the CNV Standards (NT 2013 and amendments).	3,048,887	1,926,975
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,283,252	1,438,287
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	370,425	415,177
•	Argentine government Treasury bonds in pesos adjusted by CER 2% – Maturity: 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	347,455	359,271
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, affected by guarantee the sectoral Credit Program of the Province of San Juan, production investment financing fund.	211,613	216,277
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of December 31, 2023 affected by the guarantee of the Regional Economies Competitiveness Program - IDB Loan No. 3174/OC-AR		22,812
•	Other.	6,648
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	5,268,280	4,378,799

Other financial assets
•	Interests derived from contributions made as protector partner (1).	8,171,284	12,389,455
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,254
	Subtotal Other financial assets	8,172,111	12,390,709

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	78,037,888	86,717,858
•	For securities forward contracts.	28,242,998	46,165,681
•	Guarantee deposits related to credit and debit card transactions.	11,134,378	10,245,824
•	Other guarantee deposits.	1,794,376	6,535,746
	Subtotal Financial assets delivered as guarantee	119,209,640	149,665,109

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	03/31/2024	12/31/2023
Other non-financial assets
• Real property related to a call option sold.	11,281,001	11,280,992
Subtotal Other non-financial assets	11,281,001	11,280,992
Total	143,931,032	177,715,609

(1)	As of March 31, 2024 and December 31, 2023, it corresponds to contributions to the Fintech SGR, Alianza SGR and Innova SGR risk fund. In order to maintain the tax benefits generated by these contributions, they must remain between two and three years from the date of their making.

30.	TRUST ACTIVITIES

Note 33 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

30.1	Financial trusts for investment purposes

As of March 31, 2024 and December 31, 2023, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 1,034,073 and 1,104,626, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

30.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of March 31, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 2,636 and 3,997, respectively.

30.3	Trusts guaranteeing loans granted by the Bank

As of March 31, 2024 and December 31, 2023, considering the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 7,284,857 and 1,215,977, respectively.

30.4	Trusts in which the Bank acts as Trustee (Management)

As of March 31, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 13,096,800 and 10,491,534, respectively.

31.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and is registered in the “List of Authorized companies to guarantee capital market instruments”, as described in Note 34.1.1 to the condensed consolidated interim Financial Statements. Note 34.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of March 31, 2024 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 4,274,409,657 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 29 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

In addition, Note 34.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

32.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2024 are described in Note 35 to the condensed consolidated interim Financial Statements.

33.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 36.1 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

-	Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

34.	CORPORATE BONDS ISSUANCE

Note 37.1 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds recognized by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 03/31/2024		03/31/2024	12/31/2023
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	354,537,635	499,037,547
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000	14,605,667	20,863,306
Non-subordinated – Class F	USD	53,000,000	USD	53,000,000	46,236,743	65,198,765
Total					415,380,045	585,099,618

35.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2024 and December 31, 2023 is as follows:

Composition	03/31/2024	12/31/2023
Custody of government and private securities and other assets held by third parties	3,339,602,906	3,548,834,959
Preferred and other collaterals received from customers (1)	676,622,989	838,220,296
Checks already deposited and pending clearance	67,035,075	79,640,720
Outstanding checks not yet paid	52,244,968	119,940,045

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

36.	TAX AND OTHER CLAIMS

36.1	Tax claims

Note 39.1 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed.

36.2	Other claims

Note 39.2 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

37.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 40 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on dividends distribution and the decisions made by the Shareholders’ Meeting held on April 12, 2024.

38.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 41 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Bank, effective for the month of March 2024, along with its integration (computable equity liability) at the end of such month:

Item	03/31/2024
Minimum capital requirement	450,987,351
Computable equity	2,823,870,936
Capital surplus	2,372,883,585

39.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 42 to the condensed consolidated interim Financial Statements.

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

112	Jorge Pablo Brito Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		03/31/2024			12/31/2023	03/31/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine government Treasury discount bonds in pesos adjusted by CER - Maturity: 06-30-2027	9241		2	3,511,808,604		3,542,950,302	(3,529,934,999)	13,015,303
Argentine government Treasury discount bonds in pesos adjusted by CER - Maturity: 06-30-2025	9244		1	365,850,688		365,850,688		365,850,688
Province of Neuquén Treasury bills S01 C01 - Maturity: 04-19-2026	42753		2	9,453,020	13,901,000	9,453,020		9,453,020
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	3,690,450	3,580,015	3,690,450		3,690,450
Argentine government discount bonds in dual currency - Maturity: 06-30-2024	9230		1	2,636,681	101,631,122	2,636,681		2,636,681
Argentine government Treasury bonds tied to the US dollar - Maturity: 03-31-2025	9231		1	1,507,128		1,507,128		1,507,128
Argentine government Treasury bonds in pesos adjusted by CER - Maturity 11-04-2028	5926		1	1,010,403	55	1,010,403		1,010,403
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity 02-14-2025	9180		1	798,768	75,039	798,768		798,768
Argentine government discount bonds in dual currency - Maturity: 08-30-2024	9201		1	558,179	1,229,561,928	558,179	(415,547)	142,632
Argentine government Treasury discount bonds in pesos adjusted by CER - Maturity: 06-30-2026	9240		1	403,918		403,918		403,918
Other				1,297,719	982,454,496	1,297,719	(211,771,679)	(210,473,960)
Subtotal local government securities (1)				3,899,015,558	2,331,203,655	3,930,157,256	(3,742,122,225)	188,035,031
Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	57118		1	10,550,064	14,776,977	10,550,064		10,550,064
Utility Company Securities			3	9,636	10,638	9,636		9,636
Subtotal local private securities (1)				10,559,700	14,787,615	10,559,700		10,559,700
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				3,909,575,258	2,345,991,270	3,940,716,956	(3,742,122,225)	198,594,731

1)	See Note 5 to the condensed consolidated interim Financial Statements.

113	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		03/31/2024			12/31/2023	03/31/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	239,862,001	280,949,671	249,822,676	(257,778,944)	(7,956,268)
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	2,556,050	3,336,743	2,767,100	(68,260,532)	(65,493,432)
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	9178		1	703,452	50,428,229	1,045,902	(37,441,200)	(36,395,298)
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	26,833	27,998	26,833		26,833
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2025	9131						(25,797)	(25,797)
Subtotal local government securities (2)				243,148,336	334,742,641	253,662,511	(363,506,473)	(109,843,962)
Total Other debt securities measured at fair value through other comprehensive income				243,148,336	334,742,641	253,662,511	(363,506,473)	(109,843,962)
Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	9196	123,272,780	1	78,043,238	68,176,210	78,043,238		78,043,238
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	9132	43,655,389	1	43,625,275	53,479,683	44,660,875		44,660,875
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	9166	12,768,015	1	14,093,696	21,350,632	14,093,696		14,093,696
Córdoba bills Series L - Maturity: 03-16-2025	42808	3,080,685	1	3,070,755		3,070,755		3,070,755
Discount bonds in pesos 5.83% - Maturity: 12-31-2033	45696	4,048,295	1	2,022,571	2,266,926	2,022,571		2,022,571
Province of Río Negro Treasury bills S03 - Maturity: 06-14-2024	42698	212,950	2	244,427	379,839	244,427		244,427
Subtotal local government securities				141,099,962	145,653,290	142,135,562		142,135,562

2)	See Note 9 to the condensed consolidated interim Financial Statements.

114	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		03/31/2024			12/31/2023	03/31/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)

BCRA bills
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-18-2024		7,716,750	1	7,716,750	11,032,540	7,716,750		7,716,750
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-20-2024		1,543,350	1	1,543,350	2,206,508	1,543,350		1,543,350
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-03-2024					15,322,969
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-19-2024					6,129,189
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-15-2024					5,025,935
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-06-2024					3,432,345
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-08-2024					2,942,011
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-13-2024					2,574,259
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-18-2024					1,225,837
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-03-2024					245,168

Subtotal BCRA bills				9,260,100	50,136,761	9,260,100		9,260,100

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (3)	57081	3,085,061	1	2,730,985	3,910,560	2,730,985		2,730,985
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024 (3)	56207	3,115,895	1	2,522,895	3,607,399	2,522,895		2,522,895
Corporate bonds Vista Oil y Gas Argentina SAU C15 - Maturity: 01-20-2025 (3)	56637	2,527,809	1	2,325,755	3,327,834	2,325,755		2,325,755
Corporate bonds Volkswagen Financial Services C010 - Maturity: 10-12-2024	57447	1,851,669	2	1,908,294	2,916,794	1,908,294		1,908,294
Corporate bonds SME Liliana SRL Guaranteed S01 - Maturity: 04-18-2025	57457	472,664	2	415,629	636,921	415,629		415,629
Fiduciary debt securities Secubono Financial Trust S232 CL.A - Maturity: 08-28-2024	57664	346,831	2	396,431		396,431		396,431
Fiduciary debt securities Confibono Financial Trust S73 CL.A - Maturity: 05-20-2024	57520	213,851	2	201,851	719,334	201,851		201,851
Fiduciary debt securities Secubono Financial Trust S231 CL.A - Maturity: 08-28-2024	57567	111,739	2	153,580		153,580		153,580
Fiduciary debt securities Secubono Financial Trust S230 CL.A - Maturity: 06-28-2024	57480	19,274	2	42,701	117,325	42,701		42,701
Fiduciary debt securities Moni Mobile Financial Trust S09 Class A - Maturity: 09-16-2024	57474	25,075	2	22,961	84,071	22,961		22,961
Other				8,512	87,554	8,512		8,512

Subtotal local private securities				10,729,594	15,407,792	10,729,594		10,729,594
Total Other debt securities measured at amortized cost				161,089,656	211,197,843	162,125,256		162,125,256
TOTAL OTHER DEBT SECURITIES				404,237,992	545,940,484	415,787,767	(363,506,473)	52,281,294

3)	Fair value obtained from the use of quotes in pesos.

115	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		03/31/2024			12/31/2023	03/31/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	1,669,450	2,531,252	1,669,450		1,669,450
Matba Rofex SA	30023		1	456,831	633,158	456,831		456,831
C.O.E.L.S.A			3	242,424	367,568	242,424		242,424
AC Inversora SA			3	39,182	59,408	39,182		39,182
Sedesa			3	37,638	57,067	37,638		37,638
Mercado a Término Rosario SA			3	25,702	38,970	25,702		25,702
Provincanje SA			3	15,290	23,183	15,290		15,290
Argencontrol SA			3	856	1,298	856		856
San Juan Tennis Club SA			3	437	663	437		437
Garantizar SGR			3	10	15	10		10
Subtotal local				2,487,820	3,712,582	2,487,820		2,487,820
- Foreign
Banco Latinoamericano de Comercio Exterior SA	80033		1	185,485	221,495	185,485		185,485
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80034		3	27,703	39,607	27,703		27,703
Subtotal foreign				213,188	261,102	213,188		213,188
Total measured at fair value through profit or loss				2,701,008	3,973,684	2,701,008		2,701,008
TOTAL EQUITY INSTRUMENTS				2,701,008	3,973,684	2,701,008		2,701,008
TOTAL GOVERNMENT AND PRIVATE SECURITIES				4,316,514,258	2,895,905,438	4,359,205,731	(4,105,628,698)	253,577,033

116	Jorge Pablo Brito Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	03/31/2024	12/31/2023
In normal situation	762,814,877	710,865,991
With senior “A” collateral and counter-collateral	60,253,463	77,980,434
With senior “B” collateral and counter-collateral	69,710,441	84,955,184
Without senior collateral or counter-collateral	632,850,973	547,930,373

Subject to special monitoring	2,789,052
In observation
With senior “B” collateral and counter-collateral	2,788,963
Without senior collateral or counter-collateral	89

Troubled	5,048,101	7,217,206
With senior “B” collateral and counter-collateral	3,865,735	5,526,792
Without senior collateral or counter-collateral	1,182,366	1,690,414

With high risk of insolvency		4,280,950
With senior “B” collateral and counter-collateral		4,112,685
Without senior collateral or counter-collateral		168,265

Irrecoverable	95	365,526
Without senior collateral or counter-collateral	95	365,526
Subtotal commercial	770,652,125	722,729,673

117	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	03/31/2024	12/31/2023
Performing	1,455,496,616	1,758,285,171
With senior “A” collateral and counter-collateral	103,879,765	133,684,925
With senior “B” collateral and counter-collateral	65,780,154	97,738,227
Without senior collateral or counter-collateral	1,285,836,697	1,526,862,019

Low risk	21,294,679	14,936,104
With senior “A” collateral and counter-collateral	799,509	385,553
With senior “B” collateral and counter-collateral	1,170,966	244,824
Without senior collateral or counter-collateral	19,324,204	14,305,727

Low risk - in special treatment	71,305	117,533
Without senior collateral or counter-collateral	71,305	117,533

Medium risk	10,035,089	9,983,398
With senior “A” collateral and counter-collateral	151,871	195,271
With senior “B” collateral and counter-collateral	429,478	241,123
Without senior collateral or counter-collateral	9,453,740	9,547,004

High risk	7,263,575	9,349,704
With senior “A” collateral and counter-collateral	100,744	274,696
With senior “B” collateral and counter-collateral	39,765	129,195
Without senior collateral or counter-collateral	7,123,066	8,945,813

Irrecoverable	4,664,382	4,586,273
With senior “A” collateral and counter-collateral	3,261	5,126
With senior “B” collateral and counter-collateral	326,065	483,935
Without senior collateral or counter-collateral	4,335,056	4,097,212

Subtotal consumer and mortgage	1,498,825,646	1,797,258,183
Total	2,269,477,771	2,519,987,856

118	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Statements of financial position is listed below:

	03/31/2024	12/31/2023
Loans and other financing	2,130,332,976	2,319,119,101
Added:
Allowances for loans and other financing	48,376,185	54,657,685
Adjustment amortized cost and fair value	5,532,030	16,180,970
Debt securities of financial trust - Measured at amortized cost	826,469	1,008,496
Corporate bonds	9,927,657	14,412,193
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(845,112)	(810,691)
Guarantees provided and contingent liabilities	75,327,566	115,420,102
Total computable items	2,269,477,771	2,519,987,856

119	Jorge Pablo Brito Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	03/31/2024		12/31/2023
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	227,761,830	10.04	197,576,997	7.84
50 next largest customers	229,093,051	10.09	215,207,901	8.54
100 next largest customers	143,609,481	6.33	161,138,382	6.39
Other customers	1,669,013,409	73.54	1,946,064,576	77.23
Total (1)	2,269,477,771	100.00	2,519,987,856	100.00

(1)	See reconciliation in Exhibit B.

120	Jorge Pablo Brito Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	623,817	1,987,704	71,412	88,039	144,390	130,509		3,045,871
Financial sector		27,398,022	421,988	1,220,596	3,299,412	1,890,185	320,326	34,550,529
Non-financial private sector and foreign residents	14,864,326	967,514,927	308,930,341	361,543,931	402,959,436	367,209,658	412,465,428	2,835,488,047

Total	15,488,143	996,900,653	309,423,741	362,852,566	406,403,238	369,230,352	412,785,754	2,873,084,447

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	164	4,777,321	2,148,952	165,600	275,969	318,501		7,686,507
Financial sector		5,580,274	566,381	3,960,976	5,923,761	3,236,380	1,056,748	20,324,520
Non-financial private sector and foreign residents	11,796,997	1,153,557,228	356,138,337	395,197,048	430,114,106	402,937,217	458,649,818	3,208,390,751

Total	11,797,161	1,163,914,823	358,853,670	399,323,624	436,313,836	406,492,098	459,706,566	3,236,401,778

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

121	Jorge Pablo Brito Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Real property	453,871,190	50	568,389		1,490,923	63,421,935			2,558,955	65,980,890	389,949,612
Furniture and facilities	74,143,503	10	367,011		1,009,318	40,717,627			1,509,238	42,226,865	33,292,967
Machinery and equipment	114,816,561	5	4,001,768		190,239	85,193,015			2,882,668	88,075,683	30,932,885
Vehicles	15,490,339	5	519,599	179,700		11,054,168		126,105	412,998	11,341,061	4,489,177
Work in progress	12,921,573		3,141,798		(2,690,480)						13,372,891
Right of use real property	41,566,026	5	2,944,346			30,556,950	(252,599)		1,959,185	32,263,536	12,246,836
Right of use furniture	3,777,820	5				649,655				649,655	3,128,165
Total property, plant and equipment	716,587,012		11,542,911	179,700		231,593,350	(252,599)	126,105	9,323,044	240,537,690	487,412,533

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	449,515,646	50	2,575,464	241,093	2,021,173	53,506,649	(217,583)	41,632	10,174,501	63,421,935	390,449,255
Furniture and facilities	69,075,365	10	2,353,670		2,714,468	34,836,875	2,788		5,877,964	40,717,627	33,425,876
Machinery and equipment	101,223,977	5	13,048,467		544,117	72,282,813	1,858		12,908,344	85,193,015	29,623,546
Vehicles	13,271,513	5	3,485,208	1,252,538	(13,844)	10,549,556	10,235	1,015,738	1,510,115	11,054,168	4,436,171
Work in progress	6,121,194		13,624,307		(6,823,928)						12,921,573
Right of use real property	38,177,575	5	5,212,996	1,831,106	6,561	25,591,808	(1,049)	898,402	5,864,593	30,556,950	11,009,076
Right of use furniture		5	3,777,820						649,655	649,655	3,128,165
Total property, plant and equipment	677,385,270		44,077,932	3,324,737	(1,551,453)	196,767,701	(203,751)	1,955,772	36,985,172	231,593,350	484.993.662

122	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CHANGE IN INVESTMENT PROPERTY
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	1,872,684	50				323,563	5,871		3,243	332,677	1,540,007
Other investment properties	39,645,868	50	25,547			538,990			21,362	560,352	39,111,063
Total investment property	41,518,552		25,547			862,553	5,871		24,605	893,029	40,651,070

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	1,872,685	50			(1)	283,113	5,372		35,078	323,563	1,549,121
Other investment properties	36,164,490	50	1,706,521	169,572	1,944,429	185,616	325,755	2,262	29,881	538,990	39,106,878
Total investment property	38,037,175		1,706,521	169,572	1,944,428	468,729	331,127	2,262	64,959	862,553	40,655,999

123	Jorge Pablo Brito Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF MARCH 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	59,108,221	5	1,251,568			45,698,569	(5,605)		2,156,242	47,849,206	12,510,583
Other intangible assets	219,476,478	5	7,976,005			146,604,080	252,333		8,096,874	154,953,287	72,499,196
Total intangible assets	278,584,699		9,227,573			192,302,649	246,728		10,253,116	202,802,493	85,009,779

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	52,701,643	5	6,407,281		(703)	36,905,445	(1,584)		8,794,708	45,698,569	13,409,652
Other intangible assets	182,754,365	5	36,729,979		(7,866)	116,759,132	1,666		29,843,282	146,604,080	72,872,398
Total intangible assets	235,456,008		43,137,260		(8,569)	153,664,577	82		38,637,990	192,302,649	86,282,050

124	Jorge Pablo Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	03/31/2024		12/31/2023
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	927,135,667	21.52	416,969,312	9.97
50 next largest customers	577,513,395	13.41	376,895,537	9.01
100 next largest customers	197,231,366	4.58	185,559,666	4.44
Other customers	2,606,204,390	60.49	3,204,079,975	76.58
Total	4,308,084,818	100.00	4,183,504,490	100.00

125	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF MARCH 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	4,067,465,259	169,689,957	141,509,550	6,637,882	423,729	9,057	4,385,735,434
From the non-financial government sector	518,574,391	6,527,430	2,964,178	8,381	1,697		528,076,077
From the financial sector	8,330,258						8,330,258
From the non-financial private sector and foreign residents	3,540,560,610	163,162,527	138,545,372	6,629,501	422,032	9,057	3,849,329,099
Derivative instruments	122,303	26,400					148,703
Repo transactions	21,054,262	16,837					21,071,099
Other financial institutions	21,054,262	16,837					21,071,099
Other financial liabilities	274,634,255	2,235,348	1,360,726	2,446,589	3,913,393	14,903,807	299,494,118
Financing received from the BCRA and other financial institutions	1,705,793	3,003,703	4,133,499	1,980,717			10,823,712
Issued corporate bonds	1,132,965	14,628,198		46,588,500			62,349,663
Subordinated corporate bonds		11,391,638		11,391,638	22,783,277	365,749,957	411,316,510
Total	4,366,114,837	200,992,081	147,003,775	69,045,326	27,120,399	380,662,821	5,190,939,239

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

126	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	3,900,494,102	231,435,026	93,396,445	98,439,160	714,227	22,346	4,324,501,306
From the non-financial government sector	275,926,064	9,260,885	7,699,399		2,573		292,888,921
From the financial sector	11,254,151						11,254,151
From the non-financial private sector and foreign residents	3,613,313,887	222,174,141	85,697,046	98,439,160	711,654	22,346	4,020,358,234
Derivative instruments	19,333	90,973	3,624				113,930
Repo transactions	35,881,080						35,881,080
Other financial institutions	35,881,080						35,881,080
Other financial liabilities	361,485,419	1,727,665	1,639,472	3,246,423	5,733,627	19,065,129	392,897,735
Financing received from the BCRA and other financial institutions	5,656,790	5,339,457	551,053				11,547,300
Issued corporate bonds		76,163	22,533,533	66,606,982			89,216,678
Subordinated corporate bonds			16,286,479	16,286,479	32,572,959	522,908,033	588,053,950
Total	4,303,536,724	238,669,284	134,410,606	184,579,044	39,020,813	541,995,508	5,442,211,979

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

127	Jorge Pablo Brito Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF MARCH 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	03/31/2024
Provisions for eventual commitments	2,075,697	571,413			(748,610)	1,898,500
For administrative, disciplinary and criminal penalties	758				(258)	500
Other	6,826,336	2,830,188		393,548	(2,409,779)	6,853,197
Total provisions	8,902,791	3,401,601		393,548	(3,158,647)	8,752,197

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	12/31/2023
Provisions for eventual commitments	3,241,508	1,554,647			(2,720,458)	2,075,697
For administrative, disciplinary and criminal penalties	2,364				(1,606)	758
Other	9,517,895	10,623,397	85,239	4,519,793	(8,709,924)	6,826,336
Total provisions	12,761,767	12,178,044	85,239	4,519,793	(11,431,988)	8,902,791

128	Jorge Pablo Brito Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF MARCH 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

129	Jorge Pablo Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	03/31/2024					12/31/2023
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	736,118,399	728,684,892	3,957,630	198,400	3,277,477	1,315,051,895
Debt securities at fair value through profit or loss (1)	25,129,494	25,129,494				2,335,430,362
Other financial assets	52,148,591	52,146,824	1,767			78,622,911
Loans and other financing	406,360,507	403,552,431	225,816		2,582,260	196,682,740
Other financial institutions	12,869,744	12,869,744
From the non-financial private sector and foreign residents	393,490,763	390,682,687	225,816		2,582,260	196,682,740
Other debt securities	16,866,568	16,866,568				61,010,552
Financial assets delivered as guarantee	18,181,192	18,181,192				66,921,901
Equity instruments at fair value through profit or loss	213,188	213,188				261,102
Investments in subsidiaries, associates and joint ventures	32,074,175	32,074,175				41,511,635
Total assets	1,287,092,114	1,276,848,764	4,185,213	198,400	5,859,737	4,095,493,098
Liabilities
Deposits	824,651,027	824,651,027				1,103,526,808
Non-financial government sector	20,913,252	20,913,252				52,057,160
Financial sector	7,536,284	7,536,284				10,774,296
Non-financial private sector and foreign residents	796,201,491	796,201,491				1,040,695,352
Other financial liabilities	48,355,682	46,604,846	1,299,107		451,729	61,849,556
Financing from the BCRA and other financial institutions	10,686,193	7,877,999	225,934		2,582,260	11,356,338
Issued corporate bonds	60,842,410	60,842,410				86,062,071
Subordinated corporate bonds	354,537,635	354,537,635				499,037,547
Other non-financial liabilities	3,571,330	3,571,330				5,560,925
Total liabilities	1,302,644,277	1,298,085,247	1,525,041		3,033,989	1,767,393,245

(1)	Mainly including Argentine government discount bonds in dual currency for 3,283,417 and Argentine government Treasury bonds tied to the US dollar for 1,854,475.

130	Jorge Pablo Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS8

AS OF MARCH 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter- party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	1	1	1	5,463,288
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	2	1	30	7,960,888
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		288,346,463
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina – Non-financial sector	30	7		11,773,752
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter – Residents in Argentina - financial sector	28	26		4,105,628,698

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.
(2)	Related to compensated operations forward (OCT).
(3)	See Note 5 and Note 9 to the condensed consolidated interim Financial Statements.

131	Jorge Pablo Brito Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 03/31/2024	Quarter ended 03/31/2023
For measurement of financial assets at fair value through profit or loss
Gain from government securities	1,170,911,886	23,287,505
(Loss) / gain from private securities	(930,731)	836,868
Gain from derivative financial instruments
Forward transactions	66,756	754,331
Gain / (loss) from other financial assets	101,210	(57,759)
Gain from equity instruments at fair value through profit or loss	34,978	197,156
Loss from sales or decreases of financial assets at fair value (1)	(14,300,883)	(2,258,996)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(7,238,606)	(1,617,179)
Total	1,148,644,610	21,141,926

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

132	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Interest income
for cash and bank deposits	3,128,009	2,134,741
for government securities	29,129,242	431,531,876
for private securities	976,598	380,710
for loans and other financing
Non-financial public sector	1,666,183	1,501,473
Financial sector	854,329	412,896
Non-financial private sector
Overdrafts	47,768,677	36,223,795
Documents	52,823,521	35,113,186
Mortgage loans	98,399,630	42,681,516
Pledge loans	3,142,762	3,110,065
Personal loans	66,151,143	100,643,359
Credit cards	59,840,078	70,542,157
Financial leases	159,888	446,939
Other	64,482,663	42,972,372
for repo transactions
Central Bank of Argentina	124,572,791	26,036,407
Other financial institutions	64,231	59,158
Total	553,159,745	793,790,650
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(50,496,510)	(22,924,336)
Saving accounts	(11,965,885)	(4,969,041)
Time deposits and investments accounts	(399,415,904)	(467,687,292)
for Financing received from the BCRA and other financial institutions	(727,810)	(823,757)
for repo transactions
Other financial institutions	(4,109,022)	(4,810,625)
for other financial liabilities	(110,545)	(154,935)
for issued corporate bonds	(769,545)	(62,347)
for other subordinated corporate bonds	(6,034,948)	(5,211,035)
Total	(473,630,169)	(506,643,368)

133	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of financial assets	Income of the period	Other comprehensive income	Income of the period	Other comprehensive income
measured at fair value through other comprehensive income	Quarter ended 03/31/2024	Quarter ended 03/31/2024	Quarter ended 03/31/2023	Quarter ended 03/31/2023
for debt government securities	59,566,576	622,844	90,971,031	(7,434,816)
Total	59,566,576	622,844	90,971,031	(7,434,816)

	Income of the period
Item	Quarter ended 03/31/2024	Quarter ended 03/31/2023
Commissions income
Commissions related to obligations	41,431,791	52,980,891
Commissions related to credits	747,587	304,804
Commissions related to loans commitments and financial guarantees	1,248	6,982
Commissions related to securities value	960,051	787,753
Commissions to credit cards	24,594,747	31,345,632
Commissions to insurances	3,255,766	5,078,375
Commissions related to trading and foreign exchange transactions	2,406,342	2,070,270
Total	73,397,532	92,574,707

Commissions expenses
Commissions related to trading and foreign exchange transactions	(399,103)	(400,596)
Other
Commissions paid ATM exchange	(3,072,704)	(4,053,738)
Checkbooks commissions and clearing houses	(1,682,792)	(1,843,311)
Credit cards and foreign trade commissions	(658,443)	(833,559)
Total	(5,813,042)	(7,131,204)

134	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF MARCH 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	03/31/2024
Other financial assets	656,513	(102,717)			(213,120)	340,676
Loans and other financing	54,657,685	4,968,282	4,508,433	4,239,232	(19,997,447)	48,376,185
Other financial institutions	33,789	(1,307)	27		(11,375)	21,134
To the non-financial private sector and foreign residents
Overdrafts	3,776,331	1,123,172	208,195	167,165	(1,437,401)	3,837,462
Documents	4,832,532	1,545,135	128,812	(3,714)	(1,814,380)	4,688,385
Mortgage loans	7,179,127	295,155	640,304	441,969	(2,583,674)	5,972,881
Pledge loans	530,287	74,880	(15,828)	16,358	(188,178)	417,519
Personal loans	14,610,125	558,285	1,074,528	1,269,114	(5,267,987)	12,244,065
Credit cards	15,573,702	237,986	2,172,466	2,146,071	(5,763,544)	14,366,681
Financial leases	40,139	(6,568)	1,680		(13,171)	22,080
Other	8,081,653	1,141,544	298,249	202,269	(2,917,737)	6,805,978
Eventual commitments	2,075,697	397,149	191,992		(766,338)	1,898,500
Other debt securities	12,897	17,831			(6,196)	24,532
Total allowances	57,402,792	5,280,545	4,700,425	4,239,232	(20,983,101)	50,639,893

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	429,859	700,523			(473,869)	656,513
Loans and other financing	51,890,031	26,568,162	10,830,711	23,952,596	(58,583,815)	54,657,685
Other financial institutions	38,439	48,912			(53,562)	33,789
To the non-financial private sector and foreign residents
Overdrafts	2,487,030	3,032,585	439,570	1,295,817	(3,478,671)	3,776,331
Documents	2,647,291	3,465,979	1,650,994	1,193,107	(4,124,839)	4,832,532
Mortgage loans	5,637,220	(272,058)	1,434,363	6,173,273	(5,793,671)	7,179,127
Pledge loans	895,403	(36,389)	371,277	40,025	(740,029)	530,287
Personal loans	19,583,710	8,152,185	770,909	5,853,598	(19,750,277)	14,610,125
Credit cards	13,058,990	8,681,049	2,499,725	8,033,619	(16,699,681)	15,573,702
Financial leases	102,157	(15,362)	20,229	20,575	(87,460)	40,139
Other	7,439,791	3,511,261	3,643,644	1,342,582	(7,855,625)	8,081,653
Eventual commitments	3,241,508	1,628,026	39,373		(2,833,210)	2,075,697
Other debt securities	3,755	19,079			(9,937)	12,897
Total allowances	55,565,153	28,915,790	10,870,084	23,952,596	(61,900,831)	57,402,792

135	Jorge Pablo Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 1, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer